     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 15, 1998
                           REGISTRATION NO. 333-_____

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            NORTHWEST BANCORP, INC.
                            -----------------------
                          (Exact name of registrant as
                           specified in its charter)

     PENNSYLVANIA                                              23-2900888
-----------------------                                   ----------------------
(State of Incorporation                                     (I.R.S. Employer
    or Organization)                                      Identification Number)

                           LIBERTY AND SECOND STREETS
                        WARREN, PENNSYLVANIA 10365-2353
                                (814) 726-2140
           ---------------------------------------------------------
               (Address, including ZIP Code, and telephone number
                 including area code, of registrants' principal
                               executive offices)


                                 JOHN O. HANNA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            NORTHWEST BANCORP, INC.
                          LIBERTY AND SECOND STREETS
                        WARREN, PENNSYLVANIA 10365-2353
           ---------------------------------------------------------
           (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)

                                   Copies to:
                            KENNETH R. LEHMAN, ESQ.
                                NED QUINT, ESQ.
                  LUSE LEHMAN GORMAN POMERENK & SCHICK, P.C.
                    5335 WISCONSIN AVENUE, N.W., SUITE 400
                            WASHINGTON, D.C.  20015
                                (202) 274-2000


____________________
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC. As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ].

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box [X].

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].


                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------
                                                           PROPOSED          PROPOSED
                                                           MAXIMUM           MAXIMUM       AMOUNT OF
   TITLE OF EACH CLASS OF SECURITY       AMOUNT TO BE   OFFERING PRICE      AGGREGATE     REGISTRATION
         TO BE REGISTERED(4)              REGISTERED      PER SHARE      OFFERING PRICE      FEE(5)
------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share     150,000         $16.00          $2,500,000         $708
------------------------------------------------------------------------------------------------------

The amount of registration fee is calculated pursuant to Rule 457(o) under the Securities Act of 1933.

PROSPECTUS
                            NORTHWEST BANCORP, INC.

             108,460 SHARES OF COMMON STOCK (ANTICIPATED MAXIMUM)

     Northwest Bancorp, Inc. (the "Company") a Pennsylvania corporation, which owns 100% of the common stock of Northwest Savings Bank ("Northwest" or the "Bank"), a Pennsylvania-chartered savings bank headquartered in Warren, Pennsylvania, is offering 108,460 shares of its common stock, par value $.10 per share (the "Common Stock"), pursuant to an Agreement and Plan of Merger Between Northwest Savings Bank and Corry Savings Bank, dated as of June 19, 1997 (the "Agreement"), and the related Corry Savings Bank Plan of Merger and Stock Issuance Plan (the "Plan"). Pursuant to the Agreement and the Plan, the Company is offering such shares to certain depositors of Corry Savings Bank and others in a subscription offering (the "Subscription Offering") and may offer shares to certain other persons in a community offering (the "Community Offering" and together with the Subscription Offering, the "Offering"). Approximately 69.5% of the currently outstanding shares of Common Stock are owned by Northwest Bancorp, MHC, a Pennsylvania chartered mutual holding company (the "Mutual Company"). At the time of the completion of the Offering, Corry Savings Bank, a Pennsylvania-chartered mutual savings bank headquartered in Corry, Pennsylvania ("Corry Savings"), will merge with and into Northwest (the "Merger") with Northwest as the surviving institution. In certain circumstances the total number of shares of Common Stock to be offered in the Offering may be increased by up to 15%.

     In accordance with the Plan and subject to certain maximum and minimum purchase limitations, subscription rights to purchase Common Stock have been granted to: (i) Corry Savings' account holders who had deposit accounts totaling $50 or more as of the close of business on March 31, 1996 (the "Eligibility Record Date," and such depositors "Eligible Account Holders"); (ii) Corry Savings' account holders who had deposit accounts totaling $50 or more as of the close of business on ________,1998 (the "Supplemental Eligibility Record Date," and such depositors "Supplemental Eligible Account Holders"); (iii) Corry Savings' account holders as of the close of business on _____, 1998 (the "Voting Record Date"), the voting record date for the Special Meeting of Corry Savings' depositors being held to approve the Plan ("Other Depositors"); (iv) employees, officers and trustees of Corry Savings ("Eligible Employees and Trustees"); and (v) the Northwest Savings Bank Employee Stock Ownership Plan (the "ESOP"). Any shares of Common Stock not purchased in the Subscription Offering may be offered for sale in the Community Offering, with a preference given to persons residing in Corry Savings' local community. The Community Offering, if any, will be conducted by officers and directors of the Company and/or the Bank.

                     ------------------------------------

THESE SECURITIES ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF
  THE PRINCIPAL INVESTED.  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
    CONSIDERED BY EACH PROSPECTIVE INVESTOR, SEE "SPECIAL CONSIDERATIONS."

                     ------------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE PENNSYLVANIA
   DEPARTMENT OF BANKING, OR ANY OTHER FEDERAL OR STATE AGENCY OR ANY STATE SECURITIES COMMISSION, NOR HAS SUCH COMMISSION, CORPORATION, DEPARTMENT OR OTHER AGENCY OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     ------------------------------------

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS
 AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THE COMMON STOCK IS NOT GUARANTEED BY THE COMPANY, THE MUTUAL
 COMPANY OR THE BANK. THERE CAN BE NO ASSURANCE THAT THE TRADING PRICE OF THE
                  COMMON STOCK WILL NOT DECREASE AT ANY TIME.

=================================================================================
                                ESTIMATED          ESTIMATED FEES   ESTIMATED NET
                          SUBSCRIPTION PRICE (1)  AND EXPENSES (2)    PROCEEDS
---------------------------------------------------------------------------------
Minimum Per Share (3)          $    15.86             $   3.12      $    12.74
---------------------------------------------------------------------------------
Midpoint Per Share (4)         $    15.86             $   2.65      $    13.21
---------------------------------------------------------------------------------
Maximum Per Share (5)          $    17.63             $   2.31      $    15.32
---------------------------------------------------------------------------------
Minimum Total (3)              $1,271,621             $250,000      $1,021,621
---------------------------------------------------------------------------------
Midpoint Total (4)             $1,496,025             $250,000      $1,246,025
---------------------------------------------------------------------------------
Maximum Total (5)              $1,720,429             $250,000      $1,470,429
=================================================================================

(1) The Estimated Subscription Price Per Share is based on the last sale price of Common Stock on May 13, 1998, of $17 5/8 per share, as reported by the Nasdaq National Market. The aggregate Estimated Subscription Price is based on the Independent Valuation.
(2) Includes estimated legal, accounting, appraisal, printing, filing and registration fees and other miscellaneous expenses incurred or expected to be incurred by the Bank and Corry Savings in connection with the Offering and the Merger. See "The Offering and Merger; The Offering."
(3) Assumes that all shares are purchased by Eligible Account Holders at the "Adjusted Price Per Share" which, for purposes of this table is assumed to be equal to 90% of the last reported sale price of Common Stock on May 13, 1998. Also assumes that the final appraisal is equal to the minimum of the Valuation Range (as defined herein).
(4) Assumes that all shares are purchased by Eligible Account Holders at the Adjusted Price Per Share and that the final appraisal is equal to the midpoint of the Valuation Range (as defined herein).
(5) Assumes that all shares are purchased at the Unadjusted Price Per Share and that the final appraisal is equal to the maximum of the Valuation Range (as defined herein). Includes proceeds of the sale of 7% of the shares to the Bank's ESOP.

                THE DATE OF THIS PROSPECTUS IS JUNE ____, 1998

     In connection with the Merger and the Offering, Corry Savings has obtained an updated independent valuation (the "Independent Valuation") of its pro forma market value assuming a merger with Northwest. The number of shares of Common Stock offered in the Offering will be equal to approximately 30.5% of the quotient obtained by dividing the Independent Valuation as updated at the conclusion of the Offering by the "Unadjusted Price Per Share" which shall be equal to the lower of (i) the average of the highest closing bid price of the Common Stock at the close of trading of each of the 20 trading days prior to the date of the completion of the Merger and Offering (the "Effective Date"), and
(ii) the highest closing bid price of the Common Stock on the last trading day prior to the completion of the Merger. The Company will offer shares of Common Stock to Eligible Account Holders at a 10% discount to the Unadjusted Price Per Share (the "Adjusted Price Per Share").

     The Independent Valuation has been performed by Feldman Financial Advisors, Inc. (the "Independent Appraiser"), a firm experienced in the valuation and appraisal of savings institutions. The Independent Appraiser determined that as of April 28, 1998, the appraised value of Corry Savings was within a range of between $4,632,500 to $6,267,500 (the "Valuation Range") with a mid-point of $5,450,000. The Independent Valuation will be updated and the aggregate purchase price of the Common Stock to be sold in the Offering will be determined after the completion of the Offering. If the updated appraised value of Corry Savings is outside the Valuation Range, the Offering may be terminated, or a new valuation range may be established, in which event subscribers will be resolicited and given the opportunity to modify or rescind their order. See "The Offering and Merger; The Offering -- The Independent Valuation."

     In order to purchase Common Stock each purchaser must complete and submit an Order Form indicating the total dollar amount of Common Stock for which he is subscribing. The subscription price per share of Common Stock for all subscribers other than Eligible Account Holders will be equal to the Unadjusted Price Per Share. The subscription price per share for Eligible Account Holders will be equal to the Adjusted Price Per Share. Subject to the applicable purchase limitations, the total number of shares that will be issued to a subscriber whose subscription has been accepted will be equal to the total dollar amount of stock for which such subscription has been accepted divided by the Unadjusted Price Per Share or the Adjusted Price Per Share, as applicable. Payment for subscriptions must accompany an order form and may be made (i) in cash if delivered in person at the office of Corry Savings, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with Corry Savings. The Company, Corry Savings and Northwest reserve the right to refund subscription funds in lieu of issuing fractional shares, or permit subscribers to elect to receive additional whole shares in this process.

     The minimum amount of Common Stock for which any person may subscribe in the Subscription Offering or in the Community Offering, respectively, is $500. No person, directly or indirectly or with an associate or a group acting in concert, may subscribe for or purchase in the aggregate more than 5% of the total number of shares of Common Stock offered in the Offering, or $95,579 of Common Stock based on the maximum of the Valuation Range. Such stock may be purchased at a 10% discount (i.e., for $86,021) by Eligible Account Holders. The maximum purchase limitation may be increased or decreased as described herein. See "The Offering and Merger--Purchase Limitations."

     All subscription rights will expire at _____ p.m., Pennsylvania time, on __________, 1998 (the "Expiration Date") unless extended by the Company, with the approval of the Pennsylvania Department of Banking (the "Department") if necessary, for up to an additional 45 days. Any shares not sold in the Subscription Offering may be sold in the Community Offering, which also is expected to terminate on __________, 1998, but which may terminate as late as ______________, 1998. Subscriptions paid by cash, check, or money order will be placed in a segregated account at Corry Savings and will earn interest at Northwest's regular passbook rate of interest from the date of receipt until completion or termination of the Offering. Payments authorized by withdrawal from deposit accounts at Corry Savings will continue to earn interest at the contractual rate until the Offering is completed or terminated, and such funds will be otherwise unavailable to the depositor until such time. Orders submitted are irrevocable until the completion of the Offering; provided that all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled if the Offering is not completed by ___________,

1998, unless such period has been extended with the approval of the Department, if necessary. If an extension of time has been granted, all subscribers will be notified of such extension, and of any rights to confirm, modify or rescind their subscriptions and have their funds returned promptly with interest, and of the time period within which each subscriber must notify Corry Savings or the Company of his intention to confirm, modify or rescind his subscription. If an affirmative response to any resolicitation is not received by Corry Savings or the Company from a subscriber, the subscriber's order will be rescinded and all funds will be returned promptly with interest.

     Consummation of the Offering is subject to the approval of the Plan by Corry Savings' depositors at a special meeting called for such purpose, the satisfaction of conditions contained in certain regulatory approvals and letters of nonobjection, and the satisfaction or waiver of certain conditions contained in the Agreement.

     The Common Stock is listed for quotation on the Nasdaq National Market under the symbol "NWSB." On May 13, 1998, the last reported sale price of Common Stock, as reported on the Nasdaq National Market, was $17 5/8 per share. THE COMPANY IS SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND IN ACCORDANCE THEREWITH FILES REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC").

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web sight that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that sight is http://www.sec.gov.
-------------------

     Prior to the completion of the organization of the Company as the Bank's holding company, the Bank was subject to the information, reporting and proxy statement requirements of the Exchange Act and, in accordance therewith and with the rules and regulations of the FDIC, filed reports, proxy statements and other information with the FDIC. Copies of such materials may be obtained at prescribed rates from the FDIC's Registration, Disclosure and Operations Unit, 550 17th Street, N.W., Washington, D.C. The statements contained herein as to the contents of any contract or other document filed as an exhibit hereto are of necessary brief descriptions thereof and are not necessarily complete. Each such statement is qualified by reference to such contract or document.

     The Company has filed with the SEC a registration statement (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all of the information set forth in the Registration Statement. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." The statements contained herein as to the contents of any contract or other document filed as an exhibit to the Registration Statement or incorporated by reference into the Prospectus are of necessity brief descriptions thereof and are not necessarily complete. Each such statement is qualified by reference to such contract or document. The information filed with the Commission can be examined without charge as described above.

     The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of the Agreement and the Plan, and the Company's Articles of Incorporation and Bylaws. Such requests, in writing or by telephone, should be directed to:
Gregory C. LaRocca, Secretary, Northwest Bancorp, Inc., Liberty and Second Streets, Warren, Pennsylvania, 16365-2353, (814) 726-2140. In addition, the Agreement, the Plan and the Independent Appraisal may be inspected at the offices of Corry Savings at 150 North Centre Street, Corry, Pennsylvania.

     Corry Savings will establish a stock sales center in connection with the Offering, and the Common Stock will be marketed principally through the distribution of this Prospectus and through the activities in the stock sales center. Questions regarding the Offering should be addressed to the persons at the stock center. The stock sales center will be located at Corry Savings Bank, 150 North Centre Street, Corry, Pennsylvania. The telephone number of the stock sales center is (814) _________. The stock sales stock center is expected to operate during normal business hours throughout the period of the Offering. See "the Offering and Merger--Description of Sales Activities."

                                    SUMMARY

     The following summary does not purport to be complete, and is qualified in its entirety by the more detailed information contained elsewhere in the Prospectus or in the documents incorporated by reference.

Northwest Bancorp, Inc.                 The Company is a Pennsylvania
                                        corporation that was formed to become
                                        the stock holding company of the Bank in
                                        a transaction (the "Two-Tier
                                        Reorganization") that was approved by
                                        the Bank's stockholders on December 10,
                                        1997, and completed on February 17,
                                        1998. In the Two-Tier Reorganization,
                                        each share of the Bank's common stock
                                        was converted into and became a share of
                                        Common Stock of the Company, and the
                                        Bank became a wholly-owned subsidiary of
                                        the Company. The Mutual Company, which
                                        owned a majority of the Bank's
                                        outstanding shares of common stock
                                        immediately prior to completion of the
                                        Two-Tier Reorganization, became the
                                        owner of the same percentage of the
                                        outstanding shares of Common Stock of
                                        the Company immediately following the
                                        completion of the Two-Tier
                                        Reorganization. As of the date hereof,
                                        the sole activity of the Company is the
                                        ownership of all of the issued and
                                        outstanding common stock of the Bank and
                                        the ownership of approximately 65% of
                                        the outstanding shares of common stock
                                        of Jamestown Savings Bank. Jamestown
                                        Savings Bank was formed in November of
                                        1995 as a de novo New York-chartered
                                        savings bank headquartered in Jamestown,
                                        New York. As of March 31, 1998,
                                        Jamestown Savings Bank had assets of
                                        $55.7 million and deposits of $49.8
                                        million.

Northwest Savings Bank                  The Bank is a Pennsylvania-chartered
                                        stock savings bank headquartered in
                                        Warren, which is located in
                                        northwestern Pennsylvania.  The Bank
                                        is a community-oriented institution
                                        offering traditional deposit and loan
                                        products, and through its
                                        subsidiaries, consumer finance
                                        services.  The Bank's mutual savings
                                        bank predecessor was originally
                                        founded in 1896.  The Bank in its
                                        current stock form was established on
                                        November 2, 1994, as a result of the
                                        reorganization (the "Reorganization")
                                        of the Bank's mutual predecessor into
                                        a mutual holding company structure.
                                        At the time of the Reorganization,
                                        the Bank issued a majority of its
                                        to-be outstanding shares of common
                                        stock to the Mutual Company (which
                                        was formed in connection with the
                                        Reorganization) and a minority of its
                                        to-be outstanding shares to
                                        stockholders other than the Mutual
                                        Company.  At March 31, 1998, the Bank
                                        had total assets of $2.41 billion,
                                        total deposits of $1.99 billion and
                                        shareholders equity of $213.3 million.

Corry Savings                           Corry Savings Bank is a Pennsylvania
                                        chartered mutual savings bank located
                                        in Corry, Pennsylvania.  The primary
                                        business of Corry Savings consists of
                                        attracting deposits from the general
                                        public and originating residential
                                        mortgage and consumer loans.  Corry
                                        Savings conducts its business from
                                        one office located at 150 North
                                        Centre Street, Corry, Pennsylvania.
                                        Corry Savings' deposits are insured
                                        by the FDIC through the SAIF, and
                                        Corry Savings is a member of the

                                        Federal Home Loan Bank of Pittsburgh. As of March 31, 1998, Corry Savings had assets of $29.0 million, net loans receivable of $21.2 million, deposits of $25.2 million and retained earnings of approximately $3.1 million.

Special Considerations                  Attention should be given to the matters
                                        discussed under "Special
                                        Considerations," which include a
                                        discussion of certain federal income tax
                                        consequences of the transaction to
                                        Eligible Account Holders; the potential
                                        adverse impact on the Bank of changes in
                                        interest rates; extensive governmental
                                        regulation of the financial institution
                                        industry; the possible decline in the
                                        market price for the Common Stock after
                                        the Offering; the inability to sell
                                        Common Stock until issuance and receipt
                                        of the certificates; the highly
                                        competitive environment in which the
                                        Bank operates; and certain anti-takeover
                                        provisions with respect to the Company.

Use of Proceeds                         Although the actual net proceeds from
                                        the sale of the Common Stock cannot be
                                        determined until the Offering is
                                        completed, it is presently anticipated
                                        that the net proceeds will be between
                                        $890,000 and $1.3 million, assuming
                                        that: (i) 93% of the shares of Common
                                        Stock offered in the Offering is
                                        purchased by Eligible Account Holders at
                                        the Adjusted Price Per Share; (ii) 7% of
                                        the shares of Common Stock offered in
                                        the Offering are purchased by the ESOP;
                                        and (iii) a number of shares of Common
                                        Stock equal to 3% of the Common Stock
                                        sold in the Offering is purchased by the
                                        Bank's Recognition and Retention Plan
                                        for awards to employees, such open
                                        market purchases are funded with
                                        proceeds from the Offering, and the
                                        purchase price per share is equal to the
                                        Unadjusted Price Per Share. The net
                                        proceeds of the Offering will be
                                        initially invested in federal funds and
                                        investment grade, short-term marketable
                                        securities, or used for general
                                        corporate purposes.

Dividend Policy                         The Bank or the Company has paid
                                        quarterly cash dividends every quarter
                                        since the completion of the
                                        Reorganization and minority stock
                                        issuance in November 1994, and it is the
                                        current policy of the Company to pay a
                                        quarterly cash dividend of $.04 per
                                        share of Common Stock. During the fiscal
                                        years ended June 30, 1997 and 1996 the
                                        Bank declared and paid cash dividends
                                        totaling $.16 and $.152 (as adjusted for
                                        the Bank's May 22, 1996 and November 20,
                                        1997 two-for-one stock splits),
                                        respectively, per share of Common Stock.
                                        As of the date hereof the Company has
                                        insignificant assets other than common
                                        stock of the Bank, and its principal
                                        source of income with which to pay
                                        dividends consists of dividends from the
                                        Bank. Accordingly, the Company's ability
                                        to pay dividends will depend largely on
                                        its receipt of sufficient cash dividends
                                        from the Bank. Under Pennsylvania law,
                                        the Bank is generally permitted to pay
                                        dividends out of accumulated net
                                        earnings if the Bank's surplus would not
                                        be reduced by the payment of such
                                        dividend. Pennsylvania law requires the
                                        Bank to maintain surplus in an amount
                                        that is at least equal to capital. See
                                        "Dividend Policy."

                                        Dividends paid by the Company will be
                                        determined by the Company's Board of
                                        Directors and will be based upon its
                                        consolidated financial condition,
                                        results of operations, tax
                                        considerations, economic conditions,
                                        regulatory restrictions which affect the payment of dividends by the Bank to the Company, and other factors. In addition, the Company's ability to pay dividends is subject to limitations under
                                        Pennsylvania law, and regulations of the FRB that require the Company to maintain minimum levels of capital. There can be no assurance that dividends will be paid on Company Common Stock or
                                        that, if paid, such dividends will not
                                        be reduced or eliminated in the future.

Market for Common Stock                 The Common Stock is listed on the
                                        Nasdaq National Market under the
                                        symbol "NWSB."  As of March 31, 1998,
                                        there were 10 registered market
                                        makers in the Company's Common Stock,
                                        4,402 stockholders of record
                                        (excluding the number of persons or
                                        entities holding stock in street name
                                        through various brokerage firms), and
                                        46,837,755 shares outstanding.

The Offering                            Pursuant to the Agreement and the
                                        Plan, Corry Savings will merge with
                                        and into the Bank with the Bank as
                                        the surviving institution, and the
                                        Company will sell shares of Common
                                        Stock in the Offering to the
                                        depositors of Corry Savings and issue
                                        shares to the Mutual Company. The
                                        Merger has been approved by the
                                        Pennsylvania Department of Banking
                                        (the "Department") subject to certain
                                        conditions including, among other
                                        things, approval of the Plan by Corry
                                        Savings' depositors.  A special
                                        meeting of depositors for this
                                        purpose is to be held on
                                        __________________, 1998.  The Merger
                                        must also be approved by the FDIC and
                                        the Board of Governors of the Federal
                                        Reserve System (the "FRB").  See "The
                                        Offering and Merger."

The Charitable Foundation               In connection with the Merger and
                                        Offering, Northwest and Corry shall
                                        establish a charitable foundation
                                        (the "Charitable Foundation") for the
                                        purpose of providing charitable
                                        contributions to the Corry,
                                        Pennsylvania community, and other
                                        market areas served by Northwest. The
                                        initial contribution to the
                                        Charitable Foundation shall be
                                        $500,000.  See "The Offering and
                                        Merger--The Charitable Foundation."

Offering Priorities                     The Plan provides that, subject to
                                        certain maximum and minimum purchase
                                        limitations, subscription rights to
                                        purchase shares of Common Stock in
                                        the Subscription Offering have been
                                        granted to (i) Eligible Account
                                        Holders, (ii) Supplemental Eligible
                                        Account Holders, (iii) Other
                                        Depositors, (iv) Eligible Employees
                                        and Trustees, and (v) the Bank's
                                        ESOP.  Any shares of Common Stock for
                                        which subscriptions have not been
                                        accepted in the Subscription Offering
                                        may, at the sole discretion of the
                                        Board of Directors of the Company, be
                                        issued to the Mutual Company or
                                        offered for sale in a Community
                                        Offering.  In the Community Offering,
                                        should it be conducted,  unsubscribed
                                        shares would be offered directly to
                                        the general public with a preference
                                        to those natural persons residing in
                                        the local community of Corry,
                                        Pennsylvania (the boundaries of which
                                        community would be determined by
                                        Corry Savings' Board of Trustees in
                                        its sole discretion).  Additional
                                        terms and conditions may be
                                        established at any time prior to the
                                        closing of any Community Offering by
                                        the Board of Directors of the Bank
                                        and the Board of Trustees of Corry
                                        Savings.

Stock Pricing and Number                The total number of shares of Common
of Shares to be Issued                  Stock to be offered in the Offering
                                        will be determined jointly by the
                                        Boards of Directors of the Company
                                        and the Board of Trustees of Corry
                                        Savings, based upon the Independent
                                        Valuation.  The number of shares of
                                        Common Stock to be offered in the
                                        Offering will be equal to 30.5% of
                                        the quotient obtained by dividing the
                                        Independent Valuation as updated at
                                        the conclusion of the Offering by the
                                        Unadjusted Price Per Share, except
                                        that such number of shares may not be
                                        more than 15% larger than the number
                                        of shares indicated on the cover page
                                        as being offered hereby.

The Independent Valuation               The Independent Valuation was
                                        performed by the Independent
                                        Appraiser, a firm experienced in the
                                        valuation and appraisal of savings
                                        institutions.  The Independent
                                        Appraiser determined that the
                                        appraised value of Corry Savings as
                                        of April 28, 1998 ranged from
                                        $4,632,500 to $6,267,500. The
                                        Independent Valuation will be updated
                                        again after the completion of the
                                        Offering.  Such valuation, however,
                                        is not intended, and must not be
                                        construed, as a recommendation of any
                                        kind as to the advisability of
                                        purchasing Common Stock.  THE
                                        INDEPENDENT APPRAISER VALUED CORRY
                                        SAVINGS, BUT DID NOT VALUE THE SHARES
                                        OF COMMON STOCK OFFERED IN THE
                                        OFFERING.  The Independent Appraiser
                                        did not independently verify the
                                        financial statements and other
                                        information provided by Corry
                                        Savings, nor did the Independent
                                        Appraiser value independently the
                                        assets or liabilities of Corry
                                        Savings, the Bank or the Company.
                                        Moreover, because such valuation is
                                        necessarily based upon estimates and
                                        projections of a number of matters,
                                        all of which are subject to change
                                        from time to time, no assurance can
                                        be given that persons purchasing
                                        shares in the Offering will
                                        thereafter be able to sell such
                                        shares at prices at or above the
                                        price at which they purchased such
                                        shares.

Purchase Limitations                    The minimum amount of  Common Stock
                                        for which any person may subscribe in
                                        the Subscription Offering or in the
                                        Community Offering, respectively, is
                                        $500. No person, directly or
                                        indirectly or with an associate or a
                                        group acting in concert, may
                                        subscribe for or purchase in the
                                        aggregate more than 5% of the total
                                        number of shares of Common Stock
                                        offered in the Offering, or $95,579
                                        of Common Stock based on the maximum
                                        of the Valuation Range.  Such stock
                                        may be purchased at a 10% discount
                                        (i.e., for $86,021) by Eligible
                                        Account Holders. The maximum purchase
                                        limitation may be decreased below 5%
                                        or increased to 9.9%; provided, that
                                        orders for Common Stock exceeding 5%
                                        of the shares being offered shall not
                                        exceed in the aggregate 10% of the
                                        total offering.  Requests to purchase
                                        additional shares of the Common Stock
                                        in the event that the purchase
                                        limitation is so increased will be
                                        determined by the Company and Corry
                                        Savings in their sole discretion.
                                        See "The Offering and
                                        Merger--Purchase Limitations."

Expiration Date for the Offering        The Subscription Offering will expire
                                        on _____________, 1998, unless
                                        extended for up to  45 days or such
                                        additional periods by the Company
                                        with the approval of the Department
                                        (as extended, the "Expiration Date").
                                        Subscription rights which have not
                                        been exercised prior to the
                                        Expiration Date will become void.
                                        Orders will not be executed until all
                                        shares of Common Stock have been
                                        subscribed for or otherwise sold.  If
                                        all shares have not been issued by
                                        the Expiration Date unless such
                                        period is extended with the consent
                                        of the Department, all funds will be
                                        returned promptly to the subscribers
                                        with interest and all withdrawal
                                        authorizations will be canceled.  If
                                        an extension is granted, subscribers
                                        will be notified of the extension of
                                        time and of any rights of subscribers
                                        to modify or rescind their
                                        subscriptions.

Community Offering                      Any shares of Common Stock for which
                                        subscriptions have not been accepted
                                        in the Subscription Offering may, at
                                        the sole discretion of the Board of
                                        Directors of the Company, be issued
                                        to the Mutual  Company or offered for
                                        sale in a Community Offering.  In the
                                        Community Offering, should it be
                                        conducted, unsubscribed shares would
                                        be offered directly to the general
                                        public with a preference to those
                                        natural persons residing in the local
                                        community of Corry, Pennsylvania (the
                                        boundaries of which community would
                                        be determined by Corry

                                        Savings' Board of Trustees in its sole
                                        discretion). Additional terms and
                                        conditions may be established at any
                                        time prior to the closing of any
                                        Community Offering by the Board of
                                        Directors of the Bank and the Board of
                                        Trustees of Corry Savings. The Community
                                        Offering, if any, shall be for a period
                                        of not more than 45 days unless extended by the Company and Corry Savings, and shall commence concurrently with, during or promptly after the Subscription
                                        Offering. The opportunity to subscribe
                                        for shares of Common Stock in the
                                        Community Offering category is subject
                                        to the right of the Company and Corry
                                        Savings, in their sole discretion, to
                                        accept or reject any such orders in
                                        whole or in part either at the time of
                                        receipt of an order or as soon as
                                        practicable following the Expiration
                                        Date.

Procedure for Purchasing                To purchase shares in the Subscription
Shares in Subscription and              and Community Offering, an executed
Community Offering                      order form with the required payment for
                                        the total dollar amount of Common Stock
                                        subscribed for, or with appropriate
                                        authorization for withdrawal from a
                                        Corry Savings' deposit account (which
                                        may be given by completing the
                                        appropriate blanks in the order form),
                                        must be received by Corry Savings at its
                                        office by ____ p.m., local time on the
                                        Expiration Date. Order forms which are
                                        not received by such time or are
                                        executed defectively or are received
                                        without full payment (or appropriate
                                        withdrawal instructions) are not
                                        required to be accepted. In addition, an
                                        order submitted on photocopied or
                                        facsimile order forms will not be
                                        accepted. The Company has the right to
                                        waive or permit the correction of
                                        incomplete or improperly executed forms,
                                        but does not represent it will do so.
                                        Once received, an executed order form
                                        may not be modified, amended or
                                        rescinded without the consent of the
                                        Company unless the Offering has not been
                                        completed by _____________________,
                                        1998, unless such period has been
                                        extended. IN ORDER TO ENSURE THAT
                                        ELIGIBLE ACCOUNT HOLDERS, SUPPLEMENTAL
                                        ELIGIBLE ACCOUNT HOLDERS AND OTHER
                                        DEPOSITORS ARE PROPERLY IDENTIFIED AS TO
                                        THEIR STOCK PURCHASE PRIORITIES,
                                        DEPOSITORS AS OF THE ELIGIBILITY RECORD
                                        DATE, SUPPLEMENTAL ELIGIBILITY RECORD
                                        DATE AND/OR THE VOTING RECORD DATE MUST
                                        LIST ALL ACCOUNTS ON THE STOCK ORDER
                                        FORM GIVING ALL NAMES IN EACH ACCOUNT
                                        AND THE ACCOUNT NUMBER.

                                        The subscription price per share of
                                        Common Stock for all subscribers other
                                        than Eligible Account Holders will be
                                        equal to the Unadjusted Price Per Share.
                                        The subscription price per share for
                                        Eligible Account Holders shall be equal
                                        to the Adjusted Price Per Share (i.e.,
                                        90% of the Unadjusted Price Per Share).
                                        Subject to the applicable purchase
                                        limitations, the total number of shares
                                        that will be issued to a subscriber
                                        whose subscription has been accepted
                                        will be equal to the total dollar amount of stock for which such subscription has been accepted divided by the Unadjusted
                                        Price Per Share or the Adjusted Price
                                        Per Share, as applicable. Payment for
                                        subscriptions must accompany an order
                                        form and may be made (i) in cash if
                                        delivered in person at the office of
                                        Corry Savings, (ii) by check or money
                                        order, or (iii) by authorization of
                                        withdrawal from deposit accounts
                                        maintained with Corry Savings. Interest
                                        will be paid on payments made by cash,
                                        check, or money order at the Bank's
                                        passbook rate of interest from the date
                                        payment is received until the completion or termination of the Offering. If payment is made by authorization of withdrawal from deposit accounts (other than checking accounts), the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the
                                        Offering, but a hold will be placed on
                                        such funds, thereby

                                        making them unavailable to the depositor until completion or termination of the Offering.

Restrictions on Transfer of             Prior  to the completion of  the
Subscription Rights and                 Offering, persons receiving
Shares                                  subscription rights may not transfer
                                        them or enter into any agreement or
                                        understanding to transfer the legal
                                        or beneficial ownership of the
                                        subscription rights issued under the
                                        Plan or the shares of Common Stock to
                                        be issued upon their exercise.  Such
                                        rights may be exercised only by the
                                        person to whom they are granted and
                                        only for his account.  Each person
                                        exercising such subscription rights
                                        will be required to certify that he
                                        is purchasing shares solely for his
                                        own account and that he has no
                                        agreement or understanding regarding
                                        the sale or transfer of such shares.
                                        In addition, persons may not offer or
                                        make an announcement of an offer or
                                        intent to make an offer to purchase
                                        such subscription rights or shares of
                                        Common Stock prior to the completion
                                        of the Offering.  The Company and
                                        Corry Savings  will pursue any and
                                        all legal and equitable remedies in
                                        the event they become aware of the
                                        transfer of subscription rights and
                                        will not honor orders known by them
                                        to involve the transfer of such
                                        rights.

Certain Federal Income                  It is a condition to the completion
Tax Consequences of the                 of the Offering and Merger that Corry
Merger and Offering                     Savings and the Bank receive an
                                        opinion of counsel or independent tax
                                        advisor (the "Tax Opinion") to the
                                        effect that the Merger will qualify
                                        as a reorganization within the
                                        meaning of Section 368(a) of the
                                        Internal Revenue Code of 1986, as
                                        amended (the "Code") and that,
                                        accordingly, no gain or loss will be
                                        recognized by:  (a) Corry Savings or
                                        the Bank as a result of the Offering
                                        and Merger; (b) the Company as a
                                        result of the issuance of
                                        subscription rights to eligible
                                        account holders and other depositors
                                        ("Subscription Rights"), the lapse of
                                        any Subscription Rights or the
                                        receipt of money in exchange for the
                                        issuance of Common Stock pursuant to
                                        the Offering.

                                        The Tax Opinion will not express an
                                        opinion as to the expected tax
                                        effects to Eligible Account Holders
                                        as a result of the Offering and their
                                        ability to purchase Common Stock at
                                        the Adjusted Price Per Share.  These
                                        tax effects may include, among other
                                        things, the recognition of gain upon
                                        receipt or exercise of the
                                        Subscription Rights to the extent of
                                        their fair market value, which value
                                        may be substantial because the
                                        Adjusted Purchase Price is likely to
                                        be less than the fair market value of
                                        the Common Stock purchased pursuant
                                        to the exercise of the Subscription
                                        Rights.  Participants will probably
                                        not, however, recognize gain or loss
                                        as a result of obtaining savings
                                        accounts in the Bank after the
                                        Offering and their interests in a
                                        liquidation account in exchange for
                                        their savings accounts in Corry
                                        Savings as a mutual savings bank.
                                        See "Special Considerations--Certain
                                        Federal Income Tax Consequences" and
                                        "The Offering and Merger--Certain
                                        Federal Income Tax Consequences" for
                                        a more complete description of all
                                        anticipated material federal income
                                        tax consequences of the Offering and
                                        Merger.

Required Regulatory                     The Merger and the Offering are
Approvals and                           subject to approval and/or
Considerations                          nonobjection of the Department, the
                                        FDIC and the FRB.  These approvals
                                        and/or nonobjections do not
                                        constitute recommendations or
                                        endorsements by the Department, the
                                        FDIC or the FRB of any of the
                                        proposed transactions contemplated by
                                        the Plan.

                            SPECIAL CONSIDERATIONS

     The following special considerations, in addition to the information presented in this Prospectus, should be considered by prospective investors in deciding whether to purchase the Common Stock offered hereby.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Bank and Corry Savings will receive a Tax Opinion to the effect that:
(i) the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by Corry Savings or the Bank as a result of such Merger; and (ii) no gain or loss will be recognized by the Company as a result of (a) the issuance of Subscription Rights to Eligible Account Holders, Supplemental Eligible Account Holders, Other Depositors, Eligible Employees and Trustees of Corry Savings and the ESOP (collectively, the "Depositors"), (b) the lapse of such Subscription Rights, or
(c) the receipt of money or other property, if any, in exchange for the issuance of Common Stock pursuant to the Offering. The foregoing is a summary of the Tax Opinion.

     Assuming that the Offering qualifies as one or more reorganizations, an Eligible Account Holder or Supplemental Eligible Account Holder should be treated for federal income tax purposes as having exchanged his or her deposit account(s) and ownership interest in Corry Savings for (i) deposit account(s) in the Bank, (ii) interest(s) in the liquidation account in the Bank, (iii) liquidation rights in the Mutual Company, which will be subordinate to a such person's interest in the liquidation account in the Bank, and (iv) to the extent such person actually purchases any Common Stock in the Subscription Offering in such person's capacity as an Eligible Account Holder or Supplemental Eligible Account Holder, rights to purchase such shares of Common Stock ("Subscription Rights"). In addition, an Other Depositor and Eligible Employee and Trustee purchasing in his capacity as such should be treated as having exchanged his or her deposit account(s), if any, and ownership interest in Corry Savings, if any, for (i) deposit account(s) in the Bank and (ii) Subscription Rights.

     For tax purposes, the liquidation rights in the Mutual Company and the Subscription Rights will be considered "boot" under Code Section 356, taxable to the Eligible Account Holder or Supplemental Eligible Account Holder to the extent of the fair market value of such property. In the opinion of the Independent Appraiser, which opinion is not binding on the IRS, the liquidation rights, which are subordinate to the interest in the liquidation account, and the Subscription Rights issued to Supplemental Eligible Account Holders (which are issued at the Unadjusted Price Per Share of the Common Stock sold in the Offering) do not have any value, and thus, Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain or loss upon the receipt of the liquidation rights in the Mutual Company and Supplemental Eligible Account Holders will not recognize gain or loss upon receipt of Subscription Rights.

     The Subscription Rights issued to Eligible Account Holders will provide such persons the opportunity to purchase Common Stock at a price per share equal to the Adjusted Purchase Price Per Share, which is 90% of the price per share paid by subscribers other than Eligible Account Holders based on the trading price of Common Stock. The federal income tax consequences of the receipt, exercise and lapse of Subscription Rights which are exercisable at a discount are uncertain, but they may be significant and could include the recognition of gain equal to the fair market value of such Subscription Rights. Those consequences present novel issues of tax law which are not addressed by any direct authorities and, to the extent related authorities do exist, they appear to be conflicting and inconclusive. Accordingly, the Tax Opinion will not express an opinion on those issues. Eligible Account Holders, however, should be aware of the following:

     (a) Eligible Account Holders who receive and exercise Subscription Rights may be required to recognize gain in an amount equal to the sum of: (i) the product of (a) the number of shares of Common Stock received by the Eligible Account Holder pursuant to the exercise of Subscription Rights, multiplied by
(b) the excess of the fair market value of a share of Common Stock on the date such stock is purchased pursuant to the exercise of Subscription Rights (the "Purchase Date"), over the Adjusted Price Per Share.

     (b) Eligible Account Holders who do not exercise some or all of their Subscription Rights may also be required to recognize gain as a result of the receipt of such rights. The amount of such gain should be equal to the product of (i) the number of Subscription Rights received and not exercised by the Eligible Account Holders times (ii) the excess of the fair market value of a share of Common Stock on the date the Merger and Offering is completed over the purchase price. However, such Eligible Account Holders should also be entitled to offset such gain with a corresponding loss upon the lapse of such Subscription Rights.

     (c) If Eligible Account Holders are required to recognize gain as the result of the receipt of Subscription Rights, Eligible Account Holders will be required to report such gain for federal income tax purposes, even though Eligible Account Holders who do not exercise all or a portion of the Subscription Rights allocated to them should be entitled to offset all or a portion of such gain with a corresponding loss to the extent such Subscription Rights are not exercised.

     (d) It does not appear that either the Company or Corry Savings is required under the Federal income tax laws as now in effect to determine or notify the Eligible Account Holders (on Form 1099 or otherwise) of the amount or character of the gain to be reported by each Eligible Account Holder or the year in which such gain should be reported for Federal income tax purposes.

     In the opinion of the Independent Appraiser, which opinion is not binding on the IRS, the Subscription Rights issued to Supplemental Eligible Account Holders and Other Depositors do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Common Stock at a price equal to the Actual Purchase Price. Assuming that, for the reasons set forth above, the Subscription Rights issued to Supplemental Eligible Account Holders and Depositors have no value at the time issued, the Supplemental Eligible Account Holders and Depositors will not recognize gain or loss upon the receipt of Subscription Rights or upon the exercise of Subscription Rights. No gain or loss will be required to be recognized by Subscribers who acquire shares in the Community Offering.

     ELIGIBLE ACCOUNT HOLDERS, DIRECTORS, OFFICERS AND EMPLOYEES OF CORRY SAVINGS, TAX-EXEMPT PERSONS AND OTHER PERSONS WHO ARE INTERESTED IN THE MERGER, OR THE OFFERING, ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER AND THE OFFERING, INCLUDING TAX REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

     The foregoing is a summary of all anticipated material federal income tax consequences of the Offering. See "The Offering and Merger; The Offering-- Certain Federal Income Tax Consequences" for a more complete description of all anticipated material federal income tax consequences of the Offering and the Offering.

POTENTIAL ADVERSE IMPACT OF CHANGES IN INTEREST RATES

     Because the Company's primary asset consists of 100% of the outstanding shares of the Bank's common stock, the Company's profitability depends primarily on the profitability of the Bank. The Bank's profitability, like that of most financial institutions, depends to a large extent upon its net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. The Bank's net interest income, for example, could be adversely affected if changes in market interest rates resulted in the cost of interest-bearing liabilities increasing faster than any increase in the yield on the Bank's interest-earning assets. The Bank, like other financial institutions, uses a methodology that measures its exposure to interest rate risk based on its interest rate sensitivity gap. A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities. A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. At March 31, 1998, the Bank's cumulative one-year interest sensitivity gap (the difference, based on certain assumptions, between the amount of interest-earning assets anticipated by the Bank to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Bank, based on certain assumptions, to mature or reprice within one year) as a percentage of total assets was a negative 3.0%. As a result, based upon the methodology used by the Bank, the yield on interest-earning assets of the Bank may adjust to changes in interest rates at a slower rate than the cost of the Bank's interest-bearing liabilities. Consequently, the Bank's net interest income could be adversely affected during periods of rapidly rising interest rates. There can be no assurance, however, that the changes in the Bank's actual net interest income will be consistent with those projected in the methodology. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the accompanying 1997 Annual Report for further discussion of the Bank's exposure to interest rate risk, as well as any shortcomings in the methodology. Changes in interest rates also may impact the volume of mortgage loan originations as well as the value of the Bank's investments in mortgage-backed securities, investment securities and other interest-earning assets.

EXTENSIVE GOVERNMENTAL REGULATION OF THE FINANCIAL INSTITUTION INDUSTRY

     The Bank is subject to extensive regulation by the FDIC and is periodically examined by the FDIC to test compliance with various regulatory requirements. Such supervision and regulation is intended primarily for the protection of depositors and the deposit insurance fund, and not for the maximization of shareholder value. The lending and savings activities of the Bank are also subject to various "consumer protection" laws that impose significant liability for noncompliance, whether intentional or not. Accordingly, the operations and profitability of financial institutions and their holding companies are significantly affected by legislation and the policies of the various federal banking agencies. Since 1989, numerous legislation has been enacted that imposes increased regulatory restrictions and obligations on the operations of financial institutions and mandates the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards.

THE POSSIBLE DECLINE IN THE MARKET FOR COMMON STOCK AFTER THE OFFERING

     Because the Adjusted Price Per Share may be less than the market price of Common Stock on the date the Offering is completed, some Eligible Account Holders may be inclined to immediately sell shares of Common Stock, purchased at the discounted price, in order to attempt to realize any such profit. In addition, it is possible that the receipt, exercise, or lapse of subscription rights may result in tax liability for certain Eligible Account Holders. In such case, Eligible Account Holders may also be inclined to sell Common Stock to realize sufficient cash to pay the tax liability resulting therefrom. Any such sales, depending on the volume and timing, could cause the market price of Common Stock to decline. Purchasers should consider these possibilities in determining whether to purchase Common Stock and, the timing of any sale of Common Stock. The Common Stock is quoted on the Nasdaq National Market. See "Market Information" and "The Offering and Merger--Stock Pricing and Number of Shares to be Issued," "--The Independent Valuation" and "--Certain Federal Income Tax Consequences."

INABILITY TO RESELL THE COMMON STOCK UNTIL THE ISSUANCE AND RECEIPT OF CERTIFICATES

     Except for shares issued to a person who is deemed an affiliate of Corry Savings or the Company for purposes of Rule 145 under the 1933 Act, the Common Stock purchased in the Offering will be freely transferable under the 1933 Act. However, until certificates for Common Stock are delivered to purchasers, purchasers may not be able to sell the shares of Common Stock for which they subscribe. Accordingly, during such period subscribers will bear the risk of any decline in the market price in the Common Stock. The Company intends to mail the certificates representing Common Stock issued in the Offering promptly following completion of the Offering. See "The Offering and Merger--Procedure for Purchasing Shares in Subscription and Community Offering."

THE HIGHLY COMPETITIVE ENVIRONMENT IN WHICH THE COMPANY OPERATES

     The Bank faces significant competition in its market area both in attracting deposits and in originating loans. The Bank faces direct competition from a significant number of financial institutions, as well as other providers of financial services, operating in its market area, many with a state-wide or regional presence, and, in some cases, a national presence. This competition arises from commercial banks, savings institutions, mortgage banking companies, credit unions, brokerage firms, mutual funds and other providers of financial services, many of which are significantly larger than the Bank, and therefore have greater financial and marketing resources than those of the Bank.

ANTITAKEOVER PROVISIONS AND THE MUTUAL HOLDING COMPANY STRUCTURE

     Because the Mutual Company is required by Pennsylvania law to own a majority of the outstanding shares of Common Stock for so long as the Mutual Company remains in existence, an acquisition of the Company could generally not be consummated without the approval of the Mutual Company, the Trustees of which are also the Directors of the Company. In addition, regulatory authorities are unlikely to approve an acquisition of the Company by another institution while the Bank and the Company are in the mutual holding company structure. Moreover, the Certificate of Incorporation and the Bylaws of the Bank and the Company include certain provisions which may be considered to be antitakeover in nature because they may have the effect of discouraging or making more difficult the acquisition of control of the Bank by means of an unsolicited tender or exchange offer, proxy contest or similar transaction. See "Certain Antitakeover Provisions."

BEST EFFORTS OFFERING WITH NO REQUIRED MINIMUM AND WITHOUT THE ASSISTANCE OF A MARKETING AGENT

     The shares of Common Stock are being offered by the Company on a best efforts basis without the assistance of a marketing agent or financial advisor. Accordingly, the Company has not obtained a report or opinion constituting a recommendation or advice to the Bank or the Company, nor has it obtained an opinion as to the fairness of the price at which the shares will be sold in the Offering or the terms of the Offering. Furthermore, no financial advisor or underwriter has verified the accuracy or completeness of the information contained in the Prospectus.

     There is no minimum number of shares that must be sold in order to complete the Offering. Any shares of Common Stock for which subscriptions have not been accepted in the Subscription Offering may, at the sole discretion of the Company and if approved by the Department, be issued to the Mutual Company (without the payment by the Mutual Company of cash consideration therefore) or offered for sale in a Community Offering. The Company does not intend to conduct a syndicated offering if subscriptions are not accepted for the minimum number of shares offered. The Community Offering, should it be conducted, will involve an offering of unsubscribed shares directly to the general public with a preference to those natural persons residing in the local community of Corry, Pennsylvania. Although the Company may use an investment banking firm or marketing agent on a best efforts basis to sell the shares in the Community Offering, it is not obligated to do so. If shares for which subscriptions are not received or accepted are issued to the Mutual Company, then the Company will not receive the cash proceeds of the sale of such shares. See "The Offering and Merger-- Description of Sales Activity" and "--Community Offering."

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES
                       SELECTED FINANCIAL AND OTHER DATA

     Set forth below are selected consolidated financial and other data of the Company. For additional information about the Company, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Bank and related notes included in the 1997 Annual Report that accompanies this Prospectus. Because the Company had insignificant assets and operations until completion of the Two-Tier Reorganization on February 17, 1998, information as of and for periods ending prior to such time is presented for the Bank.

                                                                 At
                                                              March 31,                          At June 30,
                                                                         -----------------------------------------------------------
                                                                1998        1997        1996        1995         1994        1993
                                                             ----------  ----------  ----------  -----------  ----------  ----------
SELECTED CONSOLIDATED FINANCIAL CONDITION DATA:                                          (In Thousands)
Total assets...............................................  $2,409,564  $2,091,363  $1,877,925   $1,591,894  $1,430,284  $1,292,488
Interest-bearing deposits at other financial institutions..      17,926      57,765      30,498       59,930      85,705      38,699
Investment securities held-to-maturity.....................      77,070      43,419      54,086       65,470      33,180       2,699
Investment securities available for sale...................     128,948      78,684      51,961        1,414          --          --
Mortgage-backed securities held-to-maturity................     105,392     110,561     101,932      204,841     199,165     166,631
Mortgage-backed securities available for sale..............     203,477     181,036     189,514       38,343         200      31,436
Loans receivable net:
 Real estate...............................................   1,319,975   1,156,160   1,066,887      906,276     864,448     819,098
 Consumer..................................................     346,982     306,228     249,051      202,630     179,765     163,036
 Commercial................................................     105,533      74,110      59,017       55,829      18,320      17,127
   Total loans receivable, net.............................   1,772,490   1,536,498   1,374,955    1,164,735   1,062,533     999,261
Deposits...................................................   1,985,003   1,640,815   1,450,047    1,283,935   1,235,401   1,136,116
Advances from FHLB and other borrowed funds................     182,424     223,458     211,761      103,439      71,203      53,637
Shareholders' equity and retained earnings (1).............     213,259     198,494     190,651      178,690     102,319      84,251

                                                         Nine Months Ended
                                                              March 31,                        Years Ended June 30,
                                                        -------------------   --------------------------------------------------
                                                          1998       1997       1997      1996         1995      1994      1993
                                                        ---------  --------   --------  ---------   --------  --------  --------
SELECTED CONSOLIDATED OPERATING DATA:                                                 (In Thousands)
Total interest income...................................  127,207   112,746   $153,518   $135,130   $118,158  $106,492  $106,204
Total interest expense..................................   69,064    59,931     81,424     68,637     58,126    51,256    55,888
                                                         --------  --------   --------   --------   --------  --------  --------
  Net interest income...................................   58,143    52,815     72,094     66,493     60,032    55,236    50,316
Provision for loan losses...............................    2,382     1,185      2,491      1,502      1,098     1,728     1,797
                                                         --------  --------   --------   --------   --------  --------  --------
  Net interest income after provision for loan losses...   55,761    51,630     69,603     64,991     58,934    53,508    48,519
                                                         --------  --------   --------   --------   --------  --------  --------
Noninterest income......................................    5,669     5,239      6,736      4,125      4,512     7,811     8,180
Noninterest expense.....................................   36,363    42,238     54,203     40,827     36,971    34,130    33,898
                                                         --------  --------   --------   --------   --------  --------  --------
Income before income tax expense and
 cumulative effect of accounting change.................   25,067    14,631     22,136     28,289     26,475    27,189    22,801
Income tax expense......................................    9,570     6,003      8,472     10,803     10,181    11,191     8,753
                                                         --------  --------   --------   --------   --------  --------  --------
Income before cumulative effect of accounting change....   15,497     8,628     13,664     17,486     16,294    15,998    14,048
Cumulative effect of change in accounting for
 income taxes...........................................       --        --         --         --         --     2,070        --
                                                         --------  --------   --------   --------   --------  --------  --------
   Net income........................................... $ 15,497  $  8,628   $ 13,664   $ 17,486   $ 16,294  $ 18,068  $ 14,048
                                                         ========  ========   ========   ========   ========  ========  ========
Basic earnings per share................................    $0.33     $0.19      $0.30      $0.39      $0.24
                                                         ========  ========   ========   ========   ========
Diluted earnings per share..............................    $0.33     $0.19      $0.30      $0.39      $0.24
                                                         ========  ========   ========   ========   ========
                                                     At or for the
                                                      Nine Months
                                                         Ended
                                                       March 31,               At or for the Year Ended June 30,
                                                                     -----------------------------------------------------
                                                          1998        1997       1996         1995         1994      1993
                                                     --------------  -------  -----------  -----------  ----------  ------
KEY FINANCIAL RATIOS AND OTHER DATA:
Return on average assets(2)........................            .94%     .70%        1.05%        1.09%       1.33%   1.12%
Return on average equity(2)........................          10.09     7.12         9.48        11.00       19.25   18.29
Average capital to average assets..................           9.36     9.84        11.03         9.87        6.93    6.11
Capital to total assets............................           8.85     9.49        10.15        11.22        7.15    6.52
Net interest rate spread...........................           3.38     3.53         3.72         3.81        4.00    3.96
Net interest margin................................           3.70     3.87         4.15         4.15        4.22    4.15
Noninterest expense to average assets..............           2.22     2.78         2.44         2.46        2.52    2.70
Net interest income to noninterest expenses(2).....          1.60x    1.33x        1.63x        1.62x       1.62x   1.48x
Nonperforming loans to net loans receivable........            .73      .68          .69          .89        1.33    1.72
Nonperforming assets to total assets...............            .69      .72          .81         1.03        1.53    2.42
Allowance for loan losses to nonperforming loans...         115.86   130.50       138.49       113.52       79.40   64.18
Allowance for loan losses to net loans receivable..            .84      .89          .95         1.02        1.06    1.10
Average interest-bearing assets to average
  interest-bearing liabilities.....................          1.07x    1.08x        1.10x        1.08x       1.06x   1.04x
Number of:
  Full-service offices.............................             71       57           54           45          45      38
  Consumer finance offices.........................             32       30           29           28          26      26
  Mortgage loan production offices.................              5        7            8            8           6       5
-------------------------

Footnotes on following page

Footnotes from preceding page
(1) Reflects net proceeds of $67 million from the Bank's public offering which was completed on November 4, 1994.
(2) For the fiscal year ended June 30, 1997, basic and diluted earnings per share, return on average assets, return on average equity, and net interest income to noninterest expense would have been $.41, .96%, 9.80%, and 1.58x, respectively, without the one-time charge of $8.6 million (or $5.1 million, after adjustment for taxes) to recapitalize the Savings Association Insurance Fund.
(3) Basic and diluted earnings per share for the fiscal year ended June 30, 1995 reflects only earnings for the period subsequent to the Bank's minority stock offering on November 4, 1994.

                            NORTHWEST BANCORP, INC.

     The Company is a Pennsylvania corporation that was formed to become the stock holding company of the Bank in a transaction (the "Two-Tier Reorganization") that was approved by the Bank's stockholders on December 10, 1997, and completed on February 17, 1998. In the Two-Tier Reorganization, each share of the Bank's common stock was converted into and became a share of Common Stock of the Company, and the Bank became a wholly-owned subsidiary of the Company. The Mutual Company and stockholders other than the Mutual Company, which owned approximately 70% and 30%, respectively, of the Bank's outstanding shares of common stock immediately prior to completion of the Two-Tier Reorganization, became the owners of the same percentage of the outstanding shares of Common Stock of the Company immediately following the completion of the Two-Tier Reorganization. As of the date hereof, the sole activity of the Company is the ownership of all of the issued and outstanding common stock of the Bank and the ownership of approximately 65% of the outstanding shares of common stock of Jamestown Savings Bank.

     At March 31, 1998, the Company had total assets of $2.41 billion, total deposits of $1.99 billion and shareholders equity of $213.3 million. As of March 31, 1998, the Company, through its Bank and Jamestown Savings Bank subsidiaries, operated 68 community banking offices throughout its market area in northwest, southwest and central Pennsylvania and three community banking offices in Southern New York. The Company, through its Bank subsidiary, also operated one mortgage lending office in Pennsylvania, two in New York and two in South Carolina, and 31 consumer lending offices throughout Pennsylvania and one consumer lending office in New York. The Company has focused its lending activities primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences. At March 31, 1998, $1.185 billion, or 66.8%, of the Company's total loans receivable were collateralized by one- to four-family residential real estate. The Company also emphasizes the origination of consumer loans, including home equity, second mortgage, education and other consumer loans. At March 31, 1998, such loans totaled $347.0 million, or 19.6%, of the Company's total loans receivable. To a lesser extent the Company also originates multifamily residential and commercial real estate loans, which totaled $134.7 million, or 7.6%, of the Company's total loans receivable at March 31, 1998, and commercial business loans, which totaled $105.5 million, or 6.0%, of the Company's total loans receivable.

     The Company also invests in mortgage-backed securities issued or guaranteed by the United States Government or agencies thereof, which totaled $308.9 million, or 12.8%, of total assets at March 31, 1998. As part of the Company's current strategy of maintaining high levels of liquidity, the Company invests a portion of its assets in various types of investment securities, cash and cash equivalents including deposits in other financial institutions. These investments totaled $223.9 million, or 9.3% of total assets, at March 31, 1998.

     The Company's principal sources of funds are deposits, borrowed funds and the principal and interest payments on loans. The principal source of income is interest received from loans, mortgage-backed securities and investment securities. The Bank's principal expenses are the interest paid on deposits and the cost of employee compensation and benefits.

     The Company's principal executive office is located at Liberty and Second Streets, Warren, Pennsylvania, and its telephone number at that address is (814) 726-2140.

                                USE OF PROCEEDS

      Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Offering is completed, it is presently anticipated that the net proceeds will be between $890,220 and $1.3 million, assuming that: (i) 93% of the Common Stock offered in the Offering is purchased by Eligible Account Holders at the Adjusted Price Per Share; (ii) 7% of the Common Stock sold in the Offering is purchased by the ESOP; and (iii) a number of shares of Common Stock equal to 3% of the Common Stock sold in the Offering is purchased by the Bank's Recognition and Retention Plan for awards to employees, that such open market purchases are funded with gross proceeds from the Offering, and that the purchase price is equal to the Unadjusted Purchase Price Per Share. The net proceeds of the Offering will be initially invested in federal funds and investment grade, short-term marketable securities, or used for general corporate purposes.

     The following table demonstrates the estimated net proceeds of the Offering.

                                               Valuation   Valuation   Valuation
                                                Minimum     Midpoint    Maximum
                                               ----------  ----------  ----------

Appraised value of Corry Savings (1).........  $4,632,500  $5,450,000  $6,267,500
Value of Common Stock contributed
   to the Mutual Company for benefit of
   Corry Savings' depositors (2).............   3,219,588   3,787,750   4,355,913
                                               ----------  ----------  ----------
Gross proceeds from sale of Common Stock.....   1,412,912   1,662,250   1,911,588
Merger fixed expenses........................     250,000     250,000     250,000
Eligible Depositor discount (3)..............     131,401     154,589     177,778
ESOP contribution (3)........................      98,904     116,358     133,811
Restricted Stock issued to Corry management
    and trustees (4).........................      42,387      49,868      57,348
                                               ----------  ----------  ----------
        Estimated net proceeds...............  $  890,220  $1,091,435  $1,292,651
                                               ==========  ==========  ==========
---------------------------

(1) The Appraisal was prepared based on the assumption that Corry Savings would make a charitable contribute of $500,000 prior to the completion of the Merger, and Offering proceeds have not been reduced by the amount of the charitable contribution. See "The Offering and Merger-The Charitable Foundation."
(2) Assumes that 69.5% of the Common Stock issued in the Merger is issued to the Mutual Company.
(3) Assumes that Northwest's ESOP purchases 7% of the shares issued in the Stock Offering and that all remaining shares issued in the Offering are purchased by Eligible Account Holders at the Adjusted Price Pre Share.
(4) Assumes that a number of shares equal to 3% of the shares sold in the Offering are purchased by Northwest's Recognition and Retention Plan for awards to Corry employees, such open market purchases are funded with Offering proceeds, and the price paid is equal to the Unadjusted Price Per Share. Alternatively, such shares could be issued out of the Company's authorized but unissued shares of Common Stock, which would result in an increase in pro forma Offering proceeds as presented. See "The Offering and Merger--Interests of Certain Persons in the Offering."

                              MARKET INFORMATION

     The Common Stock is listed on the Nasdaq National Market under the symbol "NWSB." As of March 31, 1998, the Company had 10 registered market makers, 4,402 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 46,837,755 shares outstanding (as adjusted). The following table sets forth market price and dividend information for the Common Stock or, prior to the completion of the Two-Tier Reorganization, the Bank's common stock. Information is presented for each quarter of the previous two calendar years. All information has been revised to reflect the Bank's May 22, 1996 and November 20, 1997 two-for-one stock splits.

          QUARTER ENDED          HIGH       LOW     DIVIDENDS
          -------------------  --------  ---------  ---------
          1996
          ----
          March 31             $  6 3/8   $  5 9/16    $.0375
          June 30              $  6 1/4   $  5 9/16    $.04
          September 30         $  6 1/8   $  5 3/8     $.04
          December 31          $  6 7/8   $  5 15/16   $.04

          1997
          ----
          March 31             $  7 7/8   $  7 1/8     $.04
          June 30              $  7 7/8   $  7 1/8     $.04
          September 30         $ 13 5/8   $ 11         $.04
          December 31          $ 16 3/8   $ 13 5/8     $.04

          1998
          ----
          March 31             $ 17 3/16  $ 13         $.04

     The last trade of the Common Stock on May 13, 1998 was at a price of $17 5/8 per share.

                                DIVIDEND POLICY

GENERAL

     The Bank, or, since the Two-Tier Reorganization, the Company, has paid quarterly cash dividends every quarter since the completion of its mutual holding company reorganization and minority stock issuance in November 1994, and it is the current policy of the Company to pay a quarterly cash dividend of $.04 per share. As of the date hereof the Company has insignificant assets other than common stock of the Bank, and its principal source of income with which to pay dividends consists of dividends from the Bank. Accordingly, the Company's ability to pay dividends will depend largely on its receipt of sufficient cash dividends from the Bank. Under Pennsylvania law, the Bank is generally permitted to pay dividends out of accumulated net earnings if the Bank's surplus would not be reduced by the payment of such dividend. Pennsylvania law requires the Bank to maintain surplus in an amount that is at least equal to capital.

     Dividends paid by the Company will be determined by the Company's Board of Directors and will be based upon its consolidated financial condition, results of operations, tax considerations, economic conditions, regulatory restrictions which affect the payment of dividends by the Bank to the Company, and other factors. In addition, the Company's ability to pay dividends is subject to limitations under Pennsylvania law, and regulations of the FRB that require the Company to maintain minimum levels of capital. There can be no assurance that dividends will be paid on Company Common Stock or that, if paid, such dividends will not be reduced or eliminated in the future.

DIVIDEND WAIVERS BY THE MUTUAL COMPANY

     It is the current policy of many mutual holding companies to waive the right to receive dividends paid by their subsidiary savings association or savings association holding company, and in such cases dividends are paid only to minority stockholders and not to the mutual holding company. In connection with the FRB's approval of the Bank's formation of the Mutual Company, and the FRB's approval of the Two-Tier Reorganization, the FRB imposed certain conditions on the waiver by the Mutual Company of dividends paid on the Common Stock. In particular, the Mutual Company must obtain prior FRB approval before it may waive any dividends. The amount of any waived dividends will not be available for payment to Minority Stockholders and will be excluded from capital for purposes of calculating dividends payable to Minority Stockholders. Moreover, the cumulative amount of waived dividends must be maintained in a restricted capital account which would be added to any liquidation account of the Bank, and would not be available for distribution to Minority Stockholders. The restricted capital account and liquidation account amounts would not be reflected in the Bank's or the Company's financial statements or the notes thereto, but would be considered as a notational or memorandum account of the Bank, and would be maintained in accordance with the rules, regulations and policy of the Office of Thrift Supervision ("OTS") except that such rules would be administered by the FRB, and any other rules and regulations adopted by the FRB.

     The Mutual Company's decision as to whether or not to apply to the FRB for approval to waive a particular dividend will depend on a number of factors, including the Mutual Company's capital needs, regulatory approvals and the investment alternatives available to the Mutual Company as compared to those available to the Bank and the Company. There can be no assurance (i) that the Mutual Company will apply to the FRB for approval to waive dividends paid by the Company, (ii) that the FRB will approve any dividend waivers by the Mutual Company or (iii) of the terms that may be imposed by the FRB on any dividend waiver. As of the date hereof, the FRB had not given its approval to any waiver, and the Mutual Company had not waived any dividends.

                                CAPITALIZATION

     The following table presents the consolidated capitalization of the Company at March 31, 1998 and the pro forma consolidated capitalization of the Company at such date after giving effect to the Merger of Corry Savings into Northwest Savings and the receipt of the estimated net proceeds from the sale of the Common Stock offered hereby at the midpoint of the Offering Range, based on the assumptions set forth above in "Use of Proceeds" and in the notes below.

                                                                         PRO FORMA         PRO FORMA         PRO FORMA
                                                                       CAPITALIZATION    CAPITALIZATION    CAPITALIZATION
                                                       HISTORICAL      OF COMPANY AT     OF COMPANY AT     OF COMPANY AT
                                                     CAPITALIZATION      MINIMUM OF       MIDPOINT OF        MAXIMUM OF
                                                       OF COMPANY     VALUATION RANGE   VALUATION RANGE   VALUATION RANGE
                                                     ---------------  ----------------  ----------------  ----------------
                                                                                (IN THOUSANDS)
Deposits and borrowed funds:
Deposits (1).......................................      $1,985,003        $2,010,232        $2,010,232        $2,010,232
Borrowed funds.....................................         182,424           182,424           182,424           182,424
Debt in connection with the acquisition of shares
 in the Offering by the ESOP (2)...................              --                99               116               134
                                                         ----------        ----------        ----------        ----------
Total deposits and borrowed funds..................      $2,167,427        $2,192,555        $2,192,572        $2,192,590
                                                         ==========        ==========        ==========        ==========

Capital Stock:
Common Stock, par value $.10 per share (3).........      $    4,684             4,709             4,715             4,720
Paid in capital (4)................................          66,780            67,787            68,006            68,228
Retained earnings..................................         141,307           141,307           141,307           141,307
Net unrealized gain (loss) on securities
 available for sale, net of income taxes...........           3,171             3,171             3,171             3,171
Unearned ESOP shares (2)...........................          (1,412)           (1,511)           (1,528)           (1,546)
Unearned Recognition and Retention
 Plan Shares (5)...................................          (1,271)           (1,313)           (1,321)           (1,328)
                                                         ----------        ----------        ----------        ----------
Total stockholders' equity.........................      $  213,259        $  214,150        $  214,350        $  214,552
                                                         ==========        ==========        ==========        ==========

Stockholders' equity per share.....................           $4.55             $4.55             $4.55             $4.55
                                                         ==========        ==========        ==========        ==========

_______________
(1) Does not reflect withdrawals from deposit accounts for the purchase of Common Stock. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.
(2) Assumes that 7% of the Common Stock is purchased by the Bank's ESOP and that such purchase is funded by a loan from a third party.
(3) The Company had 100,000,000 shares of common stock authorized for issuance and 46,837,755 shares issued and outstanding as of March 31, 1998. Assumes that the shares of Common Stock sold in the Offering and issued to the Mutual Company are issued from authorized but unissued shares.
(4) Assumes that all of the Common Stock (other than shares purchased by the ESOP) is purchased by Eligible Account Holders at the Adjusted Price Per Share which is assumed to be $15.86 per share (i.e., 90% of $17.625, the last sale price of Common Stock on May 13, 1998).
(5) Assumes that a number of shares equal to 3% of the shares sold in the Offering are purchased by Northwest's Recognition and Retention Plan for awards to Corry employees, that such open market purchases are funded with Offering proceeds, and that the price paid is equal to the Unadjusted Price Per Share. See "The Offering and Merger--Interests of Certain Persons in the Offering."

                                PRO FORMA DATA

     The following tables set forth selected unaudited pro forma financial data for the Bank and/or the Company reflecting the Offering and Merger, assuming that the Merger was accounted for using the purchase method of accounting. The pro forma statement of income information has been prepared assuming as follows:
(i) the shares of Common Stock are issued from authorized but unissued shares at the beginning of the period and shares sold in the Offering as well as shares issued to the Mutual Company are included in per share amounts ; (ii) net proceeds from the Offering are invested at 5.40% (the one year U.S. Treasury Bill yield as of March 31, 1998; (iii) the effective tax rate of the Bank for the year ended December 31, 1997, was 40%; (iv) the shares of Common Stock are sold in the Offering at the mid-point of the Valuation Range; (v) total expenses of the Offering are $250,000; (vi) 93% of the shares of Common Stock sold in the Offering are purchased by Eligible Account Holders at the Adjusted Price Per Share; (vi) the ESOP purchases 7% of the shares of Common Stock sold in the Offering; and (vii) a number of shares of Common Stock equal to 3% of the Common Stock sold in the Offering is purchased by the Bank's Recognition and Retention Plan for awards to employees, such open market purchases are funded with gross proceeds from the Offering, and the purchase price is equal to the Unadjusted Price Per Share. No assurance can be given that the Offering and Merger will be completed on the terms and conditions described herein. The information is presented for the Bank rather than the Company because the Company has insignificant assets and operations until completion of the Two-Tier Reorganization.

REGULATORY CAPITAL

     Set forth below is a summary of the Bank's and the Company's historical regulatory capital at March 31, 1998, and pro forma regulatory capital following completion of the Merger and the Offering, based on the estimated net proceeds from the sale of the Common Stock in the Offering at the midpoint of the Valuation Range. The Bank and the Company exceed all regulatory capital requirements on an historical and pro forma basis.

                                                                BANK              COMPANY             BANK              COMPANY
                                                             HISTORICAL         HISTORICAL          PRO FORMA          PRO FORMA
                                                          -----------------  -----------------  -----------------  -----------------

Total stockholders' equity or GAAP capital..............     $  204,007         $  213,258         $  205,098         $  214,349
Less: unrealized gain on securities available for sale..         (2,720)            (3,171)            (2,720)            (3,171)
Less: intangible assets.................................        (22,077)           (22,707)           (19,516)           (20,146)
                                                             ----------         ----------         ----------         ----------
FDIC leverage capital...................................        179,211            187,380            182,862            191,032
Plus: FDIC tier 2 capital (1)...........................         14,697             14,922             14,697             14,922
                                                             ----------         ----------         ----------         ----------
Total FDIC risk-based capital...........................     $  193,908         $  202,302         $  197,559         $  205,954
                                                             ==========         ==========         ==========         ==========

FDIC quarterly average total assets for leverage ratio..     $2,278,563         $2,303,416         $2,307,486         $2,332,339
                                                             ==========         ==========         ==========         ==========
FDIC net risk-weighted assets including off-balance
     sheet items........................................     $1,224,575         $1,253,322         $1,238,189         $1,266,936
                                                             ==========         ==========         ----------         ----------

FDIC leverage capital ratio.............................           7.86%              8.13%              7.92%              8.19%
Minimum requirement.....................................  3.00% to 5.00%(2)  3.00% to 5.00%(2)  3.00% to 5.00%(2)  3.00% to 5.00%(2)

FDIC risk-based capital ratio...........................          15.83%             16.14%             15.96%             16.26%
Minimum requirement.....................................           8.00%              8.00%              8.00%              8.00%
---------------------------

(1) Tier 2 capital consists entirely of the allowance for loan losses, which is limited to 1.25% of total risk-weighted assets as detailed under regulations of the FDIC.
(2) The FDIC has indicated that the most highly rated institutions which meet certain criteria will be required to maintain a ratio of 3.00%, and all other institutions will be required to maintain an additional cushion of 100 to 200 basis points. As of March 31, 1998, the Bank had not been advised of any additional requirements in this regard.

     The Bank is also subject to Pennsylvania Department of Banking ("Department") capital guidelines. Although not adopted in regulation form, the Department utilized capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital. The components of leverage and risk-based capital are substantially the same as those defined by the FDIC.

PRO FORMA COMBINED CONDENSED BALANCE SHEET AS OF MARCH 31, 1998

     The following unaudited pro forma combined, condensed, consolidated balance sheet information reflects (i) the historical consolidated balance sheet of the Company as of March 31, 1998, and (ii) the pro forma combined condensed, consolidated balance sheet of the Company as of such date, after giving effect to the Offering, and Merger and the estimated net proceeds from the sale of the Common Stock in the Offering at the midpoint of the Valuation Range. The Offering and the Merger has been reflected on the purchase accounting basis. Such pro forma financial information does not necessarily reflect what the actual results of the Company would be following completion of the Offering and Merger. The information should be read in conjunction with the historical consolidated financial statements of the Bank, including the notes thereto, which are included in the Bank's 1997 Annual Report to Shareholders, which is incorporated by reference in, and accompanies, this Prospectus.

                                                                               At March 31, 1998
                                                             ------------------------------------------------------
                                                                                        Offering and
                                                                                          Purchase
                                                                The         Corry        Accounting      Pro-Forma
                                                              Company      Savings       Adjustments     Combined
                                                             ----------   --------     ---------------  -----------
Assets                                                                        (In thousands)
------
Cash and cash equivalents..................................  $   20,155    $   167      $ 1,091 (1)(8)  $   21,413
Interest bearing deposits in other financial institutions..      17,926      2,107         (748)(9)         19,285
Marketable securities available-for-sale...................     332,425      1,278           --            333,703
Marketable securities held-to-maturity.....................     182,462      3,196           --            185,658
Loans receivable, net of allowance for estimated losses....   1,772,490     21,199           --          1,793,689
Accrued interest receivable................................      13,167        187           --             13,354
Real estate owned, net.....................................       3,779         --           --              3,779
Federal Home Loan Bank stock, at cost......................      13,444        202           --             13,646
Premise and equipment, net.................................      25,332         86          (86)            25,332
Goodwill and other intangibles.............................      22,707         --           --             22,707
Other assets...............................................       5,677        244           --              5,921
                                                             ----------    -------      -------         ----------
 Total assets..............................................  $2,409,564    $28,666      $   257         $2,438,487
                                                             ==========    =======      =======         ==========

Liabilities and Shareholders' Equity
------------------------------------
Liabilities:
 Deposits..................................................  $1,985,003    $25,229         (748)(9)      2,009,484
 Borrowed funds............................................     182,424         --           --            182,424
 Advances by borrowers for taxes and insurance.............      11,815        490           --             12,305
,305
 Accrued interest payable..................................       3,405         11           --              3,416
 Negative goodwill.........................................          --         --        2,561 (2)          2,561
 Other liabilities.........................................      11,598        173          116             11,887
                                                             ----------    -------      -------         ----------
  Total liabilities........................................   2,194,245     25,903        1,929          2,222,077
                                                             ----------    -------      -------         ----------
Minority interest in subsidiary............................       2,060                                      2,060
Shareholders' equity
--------------------
 Common stock, $.10 par value, authorized
  100,000,000 shares; 46,837,755 issued
  and outstanding at March 31, 1998(8).....................       4,684         --           31 (5)          4,715
 Paid-in capital...........................................      66,780         --        1,226 (5)         68,006
 Retained earnings, substantially restricted...............     141,307      2,754(10)   (2,754)(3)        141,307
 Unrealized gain (loss) on securities
  available-for-sale, net of income taxes..................       3,171          9           (9)(4)          3,171
 Unearned ESOP shares......................................      (1,412)        --         (116)(6)         (1,528)
 Unearned recognition and retention plan shares............      (1,271)        --          (50)(7)         (1,321)
                                                             ----------    -------      -------         ----------
  Total shareholders' equity...............................     213,259      2,763       (1,672)           214,350
                                                             ----------    -------      -------         ----------
  Total liabilities and shareholders' equity...............  $2,409,564    $28,666      $   257         $2,438,487
                                                             ==========    =======      =======         ==========
---------------------------

(1) Represents estimated net proceeds from sale of Common Stock at the midpoint of the Valuation Range as set forth above in "Use of Proceeds."
(2)  Represents $2,561,000 for the recording of negative goodwill.
(3)  Elimination of Corry Savings' retained earnings.
(4) Elimination of Corry Savings' fair value adjustment of securities available-for-sale, net of tax.
(5)  Issuance of Common Stock in the Offering.
(6)  Represents unearned shares of ESOP plan equal to 7% of the Offering.
(7) Represents unearned shares of Restricted Stock equal to 3% of the Offering. See "The Offering and Merger--Interests of Certain Persons in the Offering."
(8) Assumes as follows: the shares of Common Stock are issued from authorized but unissued shares; the shares are sold at the mid-point of the Valuation Range; all shares not purchased by the ESOP are purchased by Eligible Account Holders at the Adjusted Price Per Share (which is assumed to be $15.86); and a number of shares of Common Stock equal to 3% of the Common Stock sold in the Offering is purchased by the Bank's Recognition and Retention Plan for awards to employees, such open market purchases are funded with gross proceeds from the Offering, and the purchase price is equal to the Unadjusted Price Per Share (which is assumed to be $17.625).
(9) Assumes that 50% of the proceeds for the purchase of stock by Corry Savings depositors will result from withdrawals from deposit accounts at Corry Savings.
(10) Reflects an adjustment of $300,000 after tax, for the $500,000 contributed by Corry Savings to the Charitable Foundation.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME FOR THE YEAR ENDED JUNE 30,
1997

     The following unaudited pro forma combined condensed consolidated statement of income reflects the historical consolidated statement of income of the Bank for the year ended June 30, 1997, and the pro forma combined condensed statement of income of the Bank, after giving effect to the Offering and Merger. Such pro forma financial information does not necessarily reflect what the actual results of the Bank would be following completion of the Offering and Merger. The information should be read in conjunction with the historical consolidated financial statements of the Bank, including the notes thereto, which are included in the Bank's 1997 Annual Report to Shareholders, which is incorporated by reference in, and accompanies, this Prospectus.

                                                        For the Year Ended June 30, 1997
                                                 -----------------------------------------------
                                                  (Dollars in thousands, except per share data)
                                                                      Offering and
                                                                        Purchase
                                                   The        Corry    Accounting      Pro-Forma
                                                   Bank      Savings   Adjustments     Combined
                                                 ---------- ---------  -----------    ----------
Total interest income..........................  $153,518     $ 2,226       $ 59 (1)    $155,803
Total interest expense.........................    81,424       1,166         --          82,590
                                                 --------     -------       ----        --------
 Net interest income...........................    72,094       1,060         59          73,213
Provision for loan losses......................     2,491          --         --           2,491
                                                 --------     -------       ----        --------
 Net interest income after provision for loan
  losses.......................................    69,603       1,060         59          70,722
                                                 --------     -------       ----        --------
Noninterest income.............................     6,736          47         --           6,783
Noninterest expense (4)........................    54,203         886       (223)(2)      54,866
                                                 --------     -------       ----        --------
Income before income tax expense...............    22,136         221        282          22,639
Income tax expense.............................     8,472          73         10 (3)       8,555
                                                 --------     -------       ----        --------
Net income.....................................  $ 13,664     $   148       $272        $ 14,084
                                                 ========     =======       ====        ========
Basic earnings per share (5)...................      $.30         N/A        N/A        $    .30
                                                 ========                               ========
-------------------------

(1) Reflects investment of net proceeds in one year U.S. Treasury Bills at a rate of 5.40%.
(2) Reflects the accretion of negative goodwill over ten years and amortization of the additional shares purchased by the Bank's ESOP and Recognition and Retention Plan over five years.
(3) Income tax effect assuming an income tax rate of 40% on: earnings on investment of the estimated net proceeds of the Offering less the amortization of ESOP and Recognition and Retention Plan.
(4) Figures for the Bank and Corry include the one time assessment to recapitalize the SAIF of $8.6 million and $173,431, respectively.
(5) Based on 47,146,975 pro forma shares outstanding (including shares sold in the Offering and issued to the Mutual Company), as adjusted for the Bank's November 20, 1997 two-for-one stock split.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED MARCH 31, 1998

     The following unaudited pro forma combined condensed consolidated statement of income reflects the historical consolidated statement of income of the Company for the nine months ended March 31, 1998, and the pro forma combined condensed statement of income of the Company, after giving effect to the Offering and Merger. Such pro forma financial information does not necessarily reflect what the actual results of the Company would be following completion of the Offering and Merger. The information should be read in conjunction with the historical consolidated financial statements of the Bank, including the notes thereto, which are included in the Bank's 1997 Annual Report to Shareholders, which is incorporated by reference in, and accompanies, this Prospectus.

                                                   For the Nine Months Ended March 31, 1998
                                                 ---------------------------------------------
                                                 (Dollars in thousands, except per share data)
                                                                       Offering and
                                                                         Purchase
                                                    The        Corry    Accounting   Pro-Forma
                                                  Company     Savings   Adjustments   Combined
                                                 ----------  --------- ------------  ---------
Total interest income..........................  $127,207     $ 1,692      $  44 (1)  $128,943
Total interest expense.........................    69,064         910         --        69,974
                                                 --------     -------      -----      --------
 Net interest income...........................    58,143         782         44        58,969
Provision for loan losses......................     2,382          --         --         2,382
                                                 --------     -------      -----      --------
 Net interest income after provision for loan
  losses.......................................    55,761         782         44        56,587
                                                 --------     -------      -----      --------
Noninterest income.............................     5,669          27         --         5,696
Noninterest expense............................    36,363         656       (167)(2)    36,852
                                                 --------     -------      -----      --------
Income before income tax expense...............    25,067         153        211        25,431
Income tax expense.............................     9,570          89          7 (3)     9,666
                                                 --------     -------      -----      --------
Net income.....................................  $ 15,497     $    64      $ 204      $ 15,765
                                                 ========     =======      =====      ========
Basic earnings per share (4)...................      $.33                                 $.33
                                                 ========                             ========
-------------------------

(1) Reflects investment of net proceeds in one year U.S. Treasury Bills at a rate of 5.4%.
(2) Reflects the accretion of negative goodwill over ten years and amortization of the additional shares purchased by the Bank's ESOP and Recognition and Retention Plan over five years.
(3) Income tax effect assuming an income tax rate of 40% on: earnings on investment of the estimated net proceeds of the Offering less the amortization of ESOP and Recognition and Retention Plan.
(4) Based on 47,146,975 pro forma shares outstanding (including shares sold in the Offering and issued to the Mutual Company) as adjusted for the Bank's November 20, 1997 two-for-one stock split.

                            THE OFFERING AND MERGER

     THE DEPARTMENT HAS APPROVED THE MERGER. SUCH APPROVAL DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE MERGER OR THE OFFERING. THE FDIC AND THE FRB HAVE NOT APPROVED THE MERGER AND THERE CAN BE NO ASSURANCES THAT SUCH APPROVAL WILL BE OBTAINED.

GENERAL

     The Offering and the Merger are being conducted pursuant to the Agreement and the Plan. The Merger has been approved by Department subject to, among other things, approval of the Agreement by Corry Savings' depositors. A special meeting of depositors has been called for this purpose to be held on ___________, 1998 (the "Special Meeting"). Copies of the Agreement and the Plan are available without charge from the Bank by a written request addressed to the Corporate Secretary, Liberty and Second Streets, Warren, Pennsylvania 16365, or by a telephone call to (814) 726-2140. The FDIC and the FRB have not approved the Merger and there can be no assurances that such approval will be obtained.

     In accordance with the Plan and subject to certain maximum and minimum purchase limitations, subscription rights to purchase Common Stock have been granted to (i) Corry Savings' Eligible Account Holders, (ii) Corry Savings' Supplemental Eligible Account Holders, (iii) Corry Savings' Other Depositors,
(iv) Eligible Employees and Trustees, and (v) the Northwest Savings Bank ESOP. Any shares of Common Stock for which subscriptions have not been accepted in the Subscription Offering may, at the sole discretion of the Board of Directors of the Bank, be issued to the Mutual Company or offered for sale in a Community Offering. In the Community Offering, should it be conducted, unsubscribed shares will be offered directly to the general public with a preference to those natural persons residing in the local community of Corry, Pennsylvania (the boundaries of which community would be determined by Corry Savings' Board of Trustees in its sole discretion). Additional terms and conditions may be established at any time prior to the closing of any Community Offering by the Board of Directors of the Bank and the Board of Trustees of Corry Savings. The Plan does not preclude the Company from conducting a future minority stock offering, although the Company has no current intention of doing so.

THE CHARITABLE FOUNDATION

     On or prior to the Effective Time, Northwest and Corry Savings shall establish a charitable foundation (the "Charitable Foundation") for the purpose of providing charitable contributions to the Corry, Pennsylvania community and other market areas served by the Bank. The contribution by Corry Savings to the Charitable Foundation shall be $500,000. The Bank, the Company or the Mutual Company shall make additional contributions to the Charitable Foundation, and the Charitable Foundation shall maintain a division using funds contributed or earmarked by Corry Savings that is devoted substantially to Corry Savings' community. In the event the Bank determines that it is not feasible or practicable to establish the Charitable Foundation and that the alternative of making charitable contributions directly or through the Mutual Company is preferable, then the funds to be earmarked or contributed by Corry Savings shall be contributed directly by Corry Savings to charities or other organizations of its choice prior to or after the completion of the Merger. The Corry Advisory Board, consisting of the members of the Corry Savings Board of Trustees on June 19, 1997, shall advise the foundation manager ("Foundation Manager") of the Charitable Foundation on appropriate charities and appropriate distribution of the annual income, and such principal as may be deemed appropriate, from the Corry division of the Charitable Foundation.

STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED

     The total number of shares of Common Stock of Northwest Savings to be issued and sold in the Offering will be determined jointly by the Boards of Directors of the Bank and Corry Savings, based upon the Independent Valuation. The number of shares of Common Stock to be offered in the Offering will be equal to approximately 30.5% of the quotient obtained by dividing the Independent Valuation as updated at the conclusion of the Offering by the Unadjusted Price Per Share, except that such number of shares may not be more than 15% larger than the number of shares indicated on the cover page as being offered hereby. In addition, a number of authorized but unissued shares of common stock equal to 69.5% of such quotient will be issued to the Mutual Company.

     In order to purchase Common Stock each purchaser must complete and submit an Order Form indicating the total dollar amount of Common Stock for which he is subscribing. The subscription price per share of Common Stock for all subscribers other than Eligible Account Holders will be equal to the Unadjusted Price Per Share. The subscription price per share for Eligible Account Holders shall be equal to the Adjusted Price Per Share (i.e., 90% of the Unadjusted Price Per Share). Subject to the applicable purchase limitations, the total number of shares that will be issued to a subscriber whose subscription has been accepted will be equal to the total dollar amount of stock for which such subscription has been accepted divided by the Unadjusted Price Per Share or the Adjusted Price Per Share, as applicable. Payment for subscriptions must accompany an order form and may be made (i) in cash if delivered in person at the office of Corry Savings, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with Corry Savings. Corry Savings and Northwest reserve the right to refund subscription funds in lieu of issuing fractional shares, or permit subscribers to elect to receive additional whole shares in this process.

     The minimum amount of Common Stock for which any person may subscribe in the Subscription Offering or in the Community Offering, respectively, is $500. No person, directly or indirectly or with an associate or a group acting in concert, may subscribe for or purchase in the aggregate more than 5% of the total number of shares of Common Stock offered in the Offering, or $95,579 of Common Stock based on the maximum of the Valuation Range. Such stock may be purchased at a 10% discount (i.e., for $86,021) by Eligible Account Holders. The maximum purchase limitation may be increased or decreased as described herein. See "The Offering and Merger--Purchase Limitations."

THE INDEPENDENT VALUATION

     The Independent Valuation was performed by the Independent Appraiser, a firm experienced in the valuation and appraisal of savings institutions. The Independent Appraiser is not affiliated with the Bank or Corry Savings. For its services in preparing the Independent Valuation, the Independent Appraiser will receive a fee of $17,000. The Independent Appraiser was hired by Corry Savings on the basis of its reputation and proposed fees. Corry Savings has agreed to indemnify the Independent Appraiser and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where the Independent Appraiser's liability results from its negligence or bad faith. In determining the Independent Valuation, the Appraiser reviewed, among other factors, Corry Savings' audited financial statements as of and for the five years ended June 30, 1997 and unaudited financial statements as of and for the nine months ended March 31, 1998. The Appraiser also examined the economy in Corry Savings' market area and the competitive environment in which it operates, and compared its operating performance with that of selected segments of the thrift industry and selected publicly traded thrift institutions. The Independent Appraiser also reviewed conditions in the securities markets in general and for thrift institution stocks in particular. Similarly, when the Independent Appraiser updates the Independent Valuation prior to the completion of the Offering, it intends to consider, among other things, any new developments or changes in Corry Savings' performance, financial condition and management policies, and conditions in the equity markets for thrift institution stock.

     On the basis of the foregoing, the Independent Appraiser determined the Valuation Range as of April 28, 1998 to be between $4,632,500 and $6,267,500. The Independent Valuation will be updated prior to the completion of the Offering. Such valuation, however, is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing Common Stock. THE INDEPENDENT APPRAISER VALUED CORRY SAVINGS, BUT DID NOT VALUE THE SHARES OF COMMON STOCK OFFERED IN THE OFFERING. The Independent Appraiser did not independently verify the financial statements and other information provided by Corry Savings, nor did the Independent Appraiser value independently the assets or liabilities of Corry Savings or the Bank. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing shares in the Offering will thereafter be able to sell such shares at prices at or above the price at which they purchased such shares.

     If the updated Independent Valuation is either more than the maximum of the Valuation Range or less than the minimum of the Valuation Range, the Bank and Corry Savings, after consulting with the Department and the FDIC, may terminate the Offering and return all funds promptly with interest at the Bank's passbook rate of interest on payments made by cash, check or money order, extend or hold a new Subscription and Community Offering, establish a new Valuation Range, commence a resolicitation of subscribers or take such other actions as permitted by the Department and FDIC in order to complete the Offering. In the event that a resolicitation is commenced, unless an affirmative response is received within a reasonable period of time, all funds will be promptly returned to investors as described above. A resolicitation, if any, following the conclusion of the Subscription and Community Offering would not exceed 45 days unless further extended by the Department or FDIC for periods of up to 90 days not to extend beyond _________, 1998.

     Notwithstanding the foregoing, no sale of Common Stock may be consummated unless, prior to such consummation, the Independent Appraiser confirms to Corry Savings, the Bank, and the Department that, to the best knowledge of the Independent Appraiser, nothing of a material nature has occurred that, taking into account all relevant factors, would cause the Independent Appraiser to conclude that the actual aggregate market value of Corry Savings as an entity merged with and into the Bank is incompatible with its estimate of the aggregate pro forma market value of Corry Savings as an entity merged with and into the Bank. If such confirmation is not received, Corry Savings and the Bank may cancel, extend, reopen, or hold new Subscription and Community Offerings, establish a new Valuation Range, or take such other action as the Department may permit.

     Copies of the appraisal report of the Independent Appraiser and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at the main office of Corry Savings and the other locations specified under "Additional Information."

PURCHASE LIMITATIONS

     The minimum amount of Common Stock for which any person may subscribe in the Subscription Offering or in the Community Offering, respectively, is $500. No person, directly or indirectly or with an associate or a group acting in concert, may subscribe for or purchase in the aggregate more than 5% of the total number of shares of Common Stock offered in the Offering, or $95,579 of Common Stock based on the maximum of the Valuation Range. Such stock may be purchased at a 10% discount (i.e., for $86,021) by Eligible Account Holders. The maximum purchase limitation may be decreased below 5% or increased to 9.9%; provided, that orders for Common Stock exceeding 5% of the shares being offered shall not exceed in the aggregate 10% of the total offering. Requests to purchase additional shares of the Common Stock in the event that the purchase limitation is so increased will be determined by the Boards of Directors of the Bank and Corry Savings in their sole discretion.

     In the event of a decrease in the Independent Valuation, the orders of persons who subscribed for the maximum number of shares will be reduced. In the event of a resolicitation, subscribers will be afforded the opportunity to increase, decrease or maintain their previously submitted order. In the event no change from the previous order is desired, no action need be taken.

     If purchasers from the general public cannot be found for an insignificant residue of unsubscribed shares, other purchase arrangements will be made by the Boards of Directors of the Bank and Corry Savings, if possible. Such other purchase arrangements will be subject to the approval of the Department and may provide for purchases by directors, officers, their associates and other persons in excess of the limitations provided below. If such other purchase arrangements cannot be made, the Offering will be terminated.

SUBSCRIPTION OFFERING AND SUBSCRIPTION RIGHTS

     In accordance with the Plan, rights to subscribe for the purchase of Common Stock have been granted under the Plan to the following persons in the following order of descending priority:

     PRIORITY 1: ELIGIBLE ACCOUNT HOLDERS. Each Eligible Account Holder will receive, without payment therefor, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of: 5% of the shares of Common Stock issued in the Offering (or $95,579 of Common Stock offered based on the maximum of the Valuation Range), which stock may be purchased at a 10% discount (i.e., for $86,021) by Eligible Account Holders); or one-tenth of one percent (.10%) of the total offering of shares of Common Stock; or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction the numerator of which is the amount of the Eligible Account Holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Eligible Account Holders, in each case on the Eligibility Record Date, subject to the overall purchase limitations; provided that the Company may, in its sole discretion, and without further notice to or solicitation of subscribers or other prospective purchasers, decrease such maximum purchase limitation to 1% of the maximum number of shares offered in the Offering. See "--Limitations on Common Stock Purchases." If there are insufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares for which he has subscribed. Thereafter, unallocated shares will be allocated to subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also trustees or officers of Corry Savings, or their associates, will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the twelve months preceding the Eligibility Record Date.

     PRIORITY 2: SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS. To the extent there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, each Supplemental Eligible Account Holder shall have the opportunity to purchase up to the greater of: 5% of the shares of Common Stock issued in the Offering (or $95,579 of Common Stock offered based on the maximum of the Valuation Range); or one-tenth of one percent (.10%) of the total offering of shares of Common Stock; or fifteen times the product obtained by multiplying the total number of shares to be issued in the Offering by a fraction the numerator of which is the Supplemental Eligible Account Holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case on the Supplemental Eligibility Record Date subject to the overall purchase limitations; provided that the Company may, in its sole discretion, and without further notice to or solicitation of subscribers or other prospective purchasers, decrease such maximum purchase limitation to 1% of the maximum number of shares offered in the Offering. In the event Supplemental Eligible Account Holders subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders is in excess of the total number of shares offered in the Offering, the subscriptions of Eligible Account Holders will be satisfied first, and then the orders of Supplemental Eligible Account Holders will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares for which he has subscribed. Thereafter, unallocated shares will be allocated to each subscribing Supplemental Eligible Account Holder whose subscription remains unfilled in the same proportion that such subscriber's qualifying deposits on the Supplemental Eligibility Record Date bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

     PRIORITY 3: OTHER DEPOSITORS. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and Supplemental Eligible Account Holders, each Other Depositor will receive, without payment therefor, nontransferable subscription rights to subscribe for Common Stock in the Subscription Offering up to the greater of: 5% of the shares of Common Stock issued in the Offering (or $95,579 of Common Stock offered based on the maximum of the Valuation Range); or one-tenth of one percent (.10%) of the total offering of shares of Common Stock; provided that the Company may, in its sole discretion, and without further notice to or solicitation of subscribers or other prospective purchasers, decrease such maximum purchase limitation to 1% of the maximum number of shares offered in the Offering. See "--Limitations on Common Stock Purchases." In the event the Other Depositors subscribe for a number of shares which, when added to the shares subscribed for by Supplemental Eligible Account Holders, the ESOP and Eligible Account Holders, is in excess of the total number of shares offered in the Offering, the subscriptions of Other Depositors will be allocated among subscribing Other Depositors based on the size of such Other Depositors orders.

     PRIORITY 4: EMPLOYEES, OFFICERS AND TRUSTEES. To the extent that shares remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors, each Eligible Employee and Trustee of Corry Savings shall have the opportunity to purchase up to 5% of the shares of Common Stock offered in the Offering; provided that the Company may, in its sole discretion, and without further notice to or solicitation of subscribers or other prospective purchasers, decrease such maximum purchase limitation to 1% of the maximum number of shares offered in the Offering. In the event that Eligible Employees and Trustees subscribe for a number of shares, which, when added to the shares subscribed for by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, and Other Depositors is in excess of the total shares offered in the Offering, the subscriptions of such persons will be allocated among Eligible Employees and Trustees on a pro rata basis based on the size of such person's subscription orders.

     PRIORITY 5:  TAX-QUALIFIED EMPLOYEE PLANS.    To the extent that shares
remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, Supplemental Eligible Account Holders, Other Depositors, and Eligible Employees and Trustees, the Bank's ESOP shall be given the opportunity to purchase in the aggregate up to 7% of the Common Stock issued in the Offering. In the event of an oversubscription in the Offering, subscriptions for shares by the ESOP may be satisfied, in whole or in part, through open market purchases by the ESOP subsequent to the completion of the Offering.

     EXPIRATION DATE FOR THE SUBSCRIPTION OFFERING. All subscription rights will expire on the Expiration Date unless extended by Northwest, with the approval of the Department, if necessary, for up to an additional 45 days. Any shares not sold in the Subscription Offering may be sold in the Community Offering, which also is expected to terminate on __________, 1998, but which may terminate as late as ______________, 1998. Subscriptions paid by cash, check, or money order will be placed in a segregated account at Corry Savings and will earn interest at Northwest's regular passbook rate of interest from the date of receipt until completion or termination of the Offering. Payments authorized by withdrawal from deposit accounts at Corry Savings will continue to earn interest at the contractual rate until the Offering is completed or terminated, and such funds will be otherwise unavailable to the depositor until such time. Orders submitted are irrevocable until the completion of the Offering; provided that all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled if the Offering is not completed by ___________, 1998, unless such period has been extended with the approval of the Department, if necessary. If an extension of time has been granted, all subscribers will be notified of such extension, and of any rights to confirm, modify or rescind their subscriptions and have their funds returned promptly with interest, and of the time period within which each subscriber must notify Corry Savings or the Bank of his intention to confirm, modify or rescind his subscription. If an affirmative response to any resolicitation is not received by Corry Savings or Northwest from a subscriber, the subscriber's order will be rescinded and all funds will be returned promptly with interest. Such extensions may not go beyond _____________, 2000.

     The Bank will not execute orders until all shares of Common Stock have been subscribed for or otherwise issued. If all shares have not been subscribed for or otherwise issued within 45 days after the Expiration Date, unless such period is extended with the consent of the Department, all funds delivered to the Bank pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled.
If an extension beyond the 45 day period following the Expiration Date is granted, the Bank will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions. Such extensions may not go beyond ______________.

     PERSONS IN NONQUALIFIED STATES OR FOREIGN COUNTRIES. The Bank will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock reside. However, the Bank is not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which (i) a small number of persons otherwise eligible to subscribe for shares of Common Stock reside; or (ii) the Bank determines that compliance with the securities laws of such state would be impracticable for reasons of cost or otherwise, including but not limited to a requirement that the Bank or its officers or directors, under the securities laws of such state, register as a broker, dealer, salesman or selling agent or to register or otherwise qualify the subscription rights or Common Stock for sale or subject any filing with respect thereto in such state. Where the number of persons eligible to subscribe for shares in one state is small, the Bank will base its decision as to whether or not to offer the Common Stock in such state on a number of factors, including the size of accounts being held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Bank, its officers, directors or employees as brokers, dealers or salesmen.

COMMUNITY OFFERING

     Any shares of Common Stock for which subscriptions have not been accepted in the Subscription Offering may, at the sole discretion of the Company and if approved by the Department, be issued to the Mutual Company

(without the payment by the Mutual Company of cash consideration therefor) or offered for sale in a Community Offering. The Community Offering, should it be conducted, will involve an offering of unsubscribed shares directly to the general public with a preference to those natural persons residing in the local community of Corry, Pennsylvania, the boundaries of which shall be determined by Corry Savings' Board of Trustees in its sole discretion. The Community Offering, if any, shall be for a period of not more than 45 days unless extended by the Company and Corry Savings, and shall commence concurrently with, during or promptly after the Subscription Offering. The Company may use an investment banking firm or marketing agent on a best efforts basis to sell the shares in the Community Offering. The Company and/or Corry Savings may pay a commission or other fee to such investment banking firm or marketing agent as to the shares sold by such firm or firms in the Community Offering and may also reimburse such firm or firms for expenses incurred in connection with the sale. No person, by himself or herself, or with an associate or group of persons acting in concert, may subscribe for or purchase more than 5% of the shares of Common Stock offered in the Community Offering. Further, the Company may limit total subscriptions in the Community Offering so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of Common Stock.

     In the event of an oversubscription for shares that the Company determines to sell in the Community Offering, shares may be allocated first to cover orders of natural persons residing in the Community, then to cover the orders of any other Person subscribing for shares in the Community Offering so that each such person may receive 1,000 shares, and thereafter, on a pro rata basis to such persons based on the amount of their respective subscriptions. THE OPPORTUNITY TO SUBSCRIBE FOR SHARES OF COMMON STOCK IN THE COMMUNITY OFFERING CATEGORY IS SUBJECT TO THE RIGHT OF THE COMPANY AND CORRY SAVINGS, IN THEIR SOLE DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS IN WHOLE OR IN PART EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE.

     If for any reason a public offering of unsubscribed shares of Common Stock cannot be effected and shares remain unsold after the Subscription Offering and the Community Offering, if any, and the Board of Directors of the Company determines not to issue such shares to the Mutual Company, the Boards of Directors of the Bank and the Board of Trustees of Corry will seek to make other arrangements for the sale of the remaining shares. Such other arrangements will be subject to the approval of the FDIC and the Department and to compliance with applicable securities laws.

DESCRIPTION OF SALES ACTIVITIES

     The Common Stock will be sold in both the Subscription and Community Offerings by employees of the Bank and by employees and directors of Corry Savings. The Common Stock will be marketed principally through the distribution of this Prospectus and through the activities in a stock sales center. The stock sales center will be located at Corry Savings Bank, 150 North Centre Street, Corry, Pennsylvania, in an area that is separate and apart from the banking floor and other customer areas of that building.

     The stock sales stock center is expected to operate during normal business hours throughout the period of the Offering. An employee of a broker-dealer registered with the SEC may, but is not required to, supervise the stock sales center but will not render any advice or recommendation as to whether prospective purchasers should subscribe for or purchase shares of the Common Stock. It is not expected that any employees of the Bank or Corry Savings, other than officers, will be working in the stock sales center, other than employees providing clerical services relating to processing orders and other mailed materials. The stock sales center may make telephone contact with potential offerees, including depositors. Initial calls will be made to determine that offering and proxy materials have been received, to relieve customer anxiety about the transaction, and to answer questions. In addition, persons in the stock sales center will respond to telephone inquiries regarding the Offering. Only officers of the Bank or Corry Savings will be permitted to address investment related questions.

     In addition to the activities in the stock sales center, certain senior-level management employees of both the bank and Corry Savings will participate in the Offering. It is expected that members of Corry Savings' Board of Trustees will contact certain Corry Savings depositors as well as other persons in the community to discuss the

Offering. Members of the Bank's senior management may assist in those efforts and, in addition, may contact other potential offerees.

     None of the Bank or Corry Savings employees or directors who participate in the Offering, either in the stock sales center or otherwise, will receive any special compensation or other remuneration for such activities. Management of Corry Savings and the Bank will respond to any inquiries made to them, whether by depositors or by members of the general public in the Community Offering.
The Offering is being conducted on a "best-efforts" basis.

     None of the Bank or the Corry Savings personnel participating in the Offering is registered or licensed as a broker-dealer or an agent of a broker-dealer. Each such person will conduct the offering activities pursuant to an exemption from such registration provided under Rule 3a4-1 under the Securities Exchange Act of 1934. That Rule provides that certain persons who are associated with an issuer of securities and who perform securities sales activities as an incidental part of their normal job duties and without any special compensation, are exempt from registration as a broker/dealer or agent of a broker/dealer. The employees of the Bank are entitled to rely on such exemption due to their present association with the Bank. The employees of Corry Savings may be entitled to rely on such exemption because immediately upon successful consummation of the Offering, those persons will become associated with the Bank. Their current association with the Bank is in connection with the contemplated Offering.

PROCEDURE FOR PURCHASING SHARES IN SUBSCRIPTION AND COMMUNITY OFFERING

     To ensure that each purchaser receives a Prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the 1934 Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of an order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order Forms will only be distributed with a Prospectus.

     To purchase shares in the Subscription and Community Offering, an executed order form with the required payment for the total amount of Common Stock subscribed for, or with appropriate authorization for withdrawal from Corry Savings' deposit account (which may be given by completing the appropriate blanks in the order form), must be received by Corry Savings by ______ p.m., local time on the Expiration Date. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, Corry Savings and the Bank will not accept an order submitted on photocopied or facsimile order forms. Corry Savings and the Bank have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of the Bank and Corry Savings unless the Offering has not been completed within 45 days after the end of the Subscription and Community Offering, unless such period has been extended.

     The subscription price per share of Common Stock for all subscribers other than Eligible Account Holders will be equal to the Unadjusted Price Per Share. The subscription price per share for Eligible Account Holders shall be equal to the Adjusted Price Per Share (i.e., 90% of the Unadjusted Price Per Share). Subject to the applicable purchase limitations, the total number of shares that will be issued to a subscriber whose subscription has been accepted will be equal to the total dollar amount of stock for which such subscription has been accepted divided by the Unadjusted Price Per Share or the Adjusted Price Per Share, as applicable. Payment for subscription must accompany the Order Form and may be made (i) in cash if delivered in person at the office of Corry Savings, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with Corry Savings. Corry Savings and Northwest reserve the right to refund subscription funds in lieu of issuing fractional shares, or permit subscribers to elect to receive additional whole shares in this process.

     IN ORDER TO ENSURE THAT ELIGIBLE ACCOUNT HOLDERS, SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS AND OTHER DEPOSITORS ARE PROPERLY IDENTIFIED AS TO THEIR STOCK PURCHASE PRIORITIES, DEPOSITORS AS OF THE ELIGIBILITY RECORD DATE, SUPPLEMENTAL ELIGIBILITY RECORD DATE AND/OR THE VOTING RECORD DATE MUST LIST ALL ACCOUNTS ON THE STOCK ORDER FORM GIVING ALL NAMES IN EACH ACCOUNT AND THE ACCOUNT NUMBER.

     Interest will be paid on payments made by cash, check, or money order at the Bank's passbook rate of interest from the date payment is received until the completion or termination of the Offering. If payment is made by authorization of withdrawal from deposit accounts (other than checking accounts), the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Offering, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Offering.

     If a subscriber authorizes Corry Savings to withdraw the amount of the purchase price from his deposit account (other than checking accounts), Corry Savings will do so as of the effective date of Offering. Corry Savings will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at Corry Savings' passbook rate of interest.

     Certificates representing shares of Common Stock purchased will be mailed to purchasers at the last address of such persons appearing on the records of Corry Savings, or to such other address as may be specified in properly completed order forms, as soon as practicable following consummation of the Offering. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES

     PRIOR TO THE COMPLETION OF THE OFFERING, THE PLAN PROHIBITS ANY PERSON WITH SUBSCRIPTION RIGHTS FROM TRANSFERRING OR ENTERING INTO ANY AGREEMENT OR UNDERSTANDING TO TRANSFER THE LEGAL OR BENEFICIAL OWNERSHIP OF THE SUBSCRIPTION RIGHTS ISSUED UNDER THE PLAN OR THE SHARES OF COMMON STOCK TO BE ISSUED UPON THEIR EXERCISE. SUCH RIGHTS MAY BE EXERCISED ONLY BY THE PERSON TO WHOM THEY ARE GRANTED AND ONLY FOR HIS ACCOUNT. EACH PERSON EXERCISING SUCH SUBSCRIPTION RIGHTS WILL BE REQUIRED TO CERTIFY THAT HE IS PURCHASING SHARES SOLELY FOR HIS OWN ACCOUNT AND THAT HE HAS NO AGREEMENT OR UNDERSTANDING REGARDING THE SALE OR TRANSFER OF SUCH SHARES. THE PLAN ALSO PROHIBITS ANY PERSON FROM OFFERING OR MAKING AN ANNOUNCEMENT OF AN OFFER OR INTENT TO MAKE AN OFFER TO PURCHASE SUCH SUBSCRIPTION RIGHTS OR SHARES OF COMMON STOCK PRIOR TO THE COMPLETION OF THE OFFERING.

     CORRY SAVINGS AND THE BANK WILL PURSUE ANY AND ALL LEGAL AND EQUITABLE REMEDIES IN THE EVENT THEY BECOME AWARE OF THE TRANSFER OF SUBSCRIPTION RIGHTS AND WILL NOT HONOR ORDERS KNOWN BY THEM TO INVOLVE THE TRANSFER OF SUCH RIGHTS.

LIMITATIONS ON COMMON STOCK PURCHASES

     The Plan includes the following limitations on the number of shares of Common Stock which may be purchased during the Offering:

     1. No person may purchase fewer than the number of shares of Common Stock having an aggregate purchase price of $500;

     2. The aggregate amount of outstanding common stock of the Bank owned or controlled by persons other than Mutual Company at the close of the Offering shall be less than 50% of the Bank's total outstanding common stock.

     3. No person, associate thereof, or group of persons acting in concert, may purchase more than 5% of the shares of Common Stock, except that: (i) the ESOP may purchase in the aggregate up to 7% of the shares of Common Stock; and (ii) for purposes of this limitation shares to be held by any tax-qualified employee plan and attributable to a person shall not be aggregated with other shares purchased directly by or otherwise attributable to such person.

     4. The aggregate amount of Common Stock that may be acquired in the Offering by officers and directors of Corry Savings and any person acting in concert with such persons, exclusive of any stock acquired by such persons in the open market, shall not exceed 35% of the shares of Common Stock, provided that in calculating the number of shares held by officers and directors of Corry Savings and any person acting in concert with such persons under this paragraph shares held by any tax-qualified employee plan of the Bank that are attributable to such persons shall not be counted.

     5. Subject to any required regulatory approval and the requirements of applicable laws and regulations, the Board of Directors of the Bank after consulting with the Board of Trustees of Corry may, in its sole discretion, increase the maximum purchase limitation to up to 9.9%, provided that orders for Common Stock in excess of 5% of the number of shares of Common Stock shall not in the aggregate exceed 10% of the total shares of Common Stock (except that this limitation shall not apply to purchases by tax-qualified employee Plans). If such 5% limitation is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Bank and Corry Savings may be, given the opportunity to increase their subscriptions up to the then applicable limit. Requests to purchase additional shares of Common Stock under this provision will be determined by the Board of Directors of the Bank, in its sole discretion.

     6. No person shall be entitled to purchase any Common Stock to the extent such purchase would be illegal under any federal law or state law or regulation or would violate regulations or policies of the National Association of Securities Dealers, Inc. The Bank and/or its agents, in the Bank's sole discretion, may require that a prospective subscriber provide a legal opinion as to the legality of his proposed purchase and may refuse to honor any purchase order if such opinion is not timely furnished or is otherwise unacceptable to the Bank, in its sole discretion.

     7. The Board of Directors of the Bank has the right in its sole discretion to reject any order submitted by a person whose representations the Board of Directors believes to be false or who it otherwise believes, either alone or acting in concert with others, is violating, circumventing, or intends to violate, evade or circumvent the terms and conditions of the Plan.

     The Board of Directors of the Bank shall have the authority to interpret terms used in the above limitations and terms used in the Plan in their sole discretion.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of all anticipated material federal income tax consequences of the Offering and the possible purchase of Common Stock in the Subscription Offering or the Community Offering. The summary is based on the federal income tax laws as now in effect and as currently interpreted; it does not take into account possible changes in such laws or interpretations, including amendments to applicable statutes or regulations or changes in judicial or administrative rulings, some of which may have retroactive effect. In addition, to the extent the discussion is premised upon the receipt of an opinion of legal counsel, purchasers should be aware that any such opinion will not be binding on the IRS or the courts. The summary does not purport to address all aspects of the possible federal income tax consequences of the Offering. In particular, and without limiting the foregoing, this summary does not address the federal income tax consequences of the Offering to Eligible Account Holders in light of their particular circumstances or status (e.g., foreign persons tax-exempt entities, etc.), nor does this summary address any consequences of the Offering under any state, local, or foreign tax laws. SUBSCRIBERS ARE THEREFORE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PROPOSED TRANSACTIONS AND ANY PURCHASE OF COMMON STOCK PURSUANT TO THE SUBSCRIPTION OFFERING OR THE COMMUNITY OFFERING, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

     The tax consequences of the purchase of Common Stock may vary depending on whether the purchase is by an Eligible Account Holder in his capacity as such. All Eligible Account Holders should read carefully the entire discussion under "Special Considerations--Certain Federal Income Tax Consequences" before deciding whether to purchase Common Stock in such person's capacity as an Eligible Account Holder.

     Reorganization Status. The consummation of the Offering is conditioned upon the receipt by the Bank of an opinion of counsel or independent tax advisor to the effect that, based on facts and representations made by the Bank, the Offering will constitute one or more reorganizations within the meaning of
Section 368(a) of the Code.

     Certain Tax Consequences of the Proposed Transactions to Subscribers. Assuming that the Offering qualifies as one or more reorganizations, an Eligible Account Holder or Supplemental Eligible Account Holder should be treated for federal income tax purposes as having exchanged his or her deposit account(s) and depositorship interest in Corry Savings for (i) deposit account(s) in Northwest Savings, (ii) interest(s) in the liquidation account in Northwest Savings, (iii) liquidation rights in the Mutual Company, which will be subordinate to a depositor's interest in the liquidation account in the Bank, and (iv) to the extent such person actually purchases any Common Stock in the Subscription Offering in such person's capacity as an Eligible Account Holder or Supplemental Eligible Account Holder, rights to purchase such shares of Common Stock ("Subscription Rights"). In addition, an Other Depositor and Eligible Employee and Trustee purchasing in his capacity as such should be treated as having exchanged his or her deposit account(s), if any, and depositorship interest in Corry Savings, if any, for (i) deposit account(s) in the Bank and
(ii) Subscription Rights.

     The federal income tax consequences of the receipt, exercise and lapse of Subscription Rights which are exercisable at a discount are uncertain, but they may be significant and could include the recognition of gain equal to the fair market value of such Subscription Rights. Those consequences present novel issues of tax law which are not addressed by any direct authorities and, to the extent related authorities do exist, they appear to be conflicting and inconclusive. Set forth below are two possible tax consequences of the receipt and/or exercise of Subscription Rights.

     Under one scenario, only those Eligible Account Holders who actually exercise Subscription Rights should recognize gain as a result of the exchanges described in the preceding paragraph and the amount of such gain should be equal to the fair market value of the Subscription Rights exercised. As a result, Eligible Account Holders who do not exercise Subscription Rights should not recognize gain for federal income tax purposes as a result of the Offering. The determination of the fair market value of the Subscription Rights will depend on a number of factors, including the excess, if any, of the market price of the Common Stock over the Adjusted Purchase Price, the period of time during which the Subscription Rights will be outstanding and exercisable, the nontransferability of the Subscription Rights, and perhaps other factors. For purposes of the information returns to be filed with the IRS relating to the gain recognized by Eligible Account Holders who exercise Subscription Rights, the Bank and Corry Savings intend to value the Subscription Rights exercised based solely on the difference between the Adjusted Price Per Share and the Unadjusted Price Per Share.

     It is possible that, consistent with earlier private letter rulings, all Eligible Account Holders (including those who do not exercise Subscription Rights) will be treated as having received taxable Subscription Rights pursuant to the Offering. Should this be the case, each Eligible Account Holder will recognize taxable gain in an amount equal to the fair market value of the Subscription Rights received. In addition, the IRS may take the position that those Eligible Account Holders who actually exercise Subscription Rights have additional income that, when added to the income recognized on the receipt of the Subscription Rights, generally would increase their total amount of income to approximately the amount such Eligible Account Holders would recognize as described above. An Eligible Account Holder who does not exercise some or all of his or her Subscription Rights should be entitled to claim, at the time the unexercised Subscription Rights expire, a capital loss equal to the amount of gain attributable to the Subscription Rights not exercised, provided that the Common Stock that would have been acquired upon exercise of the expired Subscription Rights would have constituted a capital asset in the hands of the Eligible Account Holder. Thus, in general, an Eligible Account Holder who does not exercise any Subscription Rights would have gain and an equal offsetting loss as a result of the Offering. Although the capital loss should be equal in amount to the related gain recognized, the character of the loss as a capital loss may not be the same as the character of the gain required to be recognized upon receipt of the unexercised Subscription Rights, certain additional tax forms may have to be filed, and, under certain circumstances, an Eligible Account Holder may have to use the loss in a later tax year than the year in which the gain from receipt of the unexercised Subscription Rights is recognized. For most Eligible Account Holders, any gain recognized on the distribution of the Subscription Rights will be treated as a capital gain.

     Based on the foregoing, if all Eligible Account Holders are treated as having received Subscription Rights, then all Eligible Account Holders, not just those who exercise Subscription Rights, will have to be concerned about the value assigned to the Subscription Rights, and other questions, such as when and how many Subscription Rights should be deemed to be received by each Eligible Account Holder. There is no authority that clearly resolves these questions and, in the absence of such authority, there may be several possible approaches for determining the time at which Subscription Rights would, under these circumstances, be deemed to be received by Eligible Account Holders.

     In the opinion of the Independent Appraiser, which opinion is not binding on the IRS, the Subscription Rights issued to Supplemental Eligible Account Holders, Other Depositors and Corry Officers do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Common Stock at a price equal to the Unadjusted Price Per Share. Assuming that, for the reasons set forth above, the Subscription Rights issued to Supplemental Eligible Account Holders, Other Depositors and Corry Officers have no value at the time issued, the Supplemental Eligible Account Holders, Other Depositors and Corry Officers will not recognize gain or loss upon the receipt of Subscription Rights or upon the exercise of Subscription Rights.

     Exercise of Subscription Rights. An Eligible Account Holder (i) should not recognize any taxable income as a result of the purchase of Common Stock pursuant to the exercise of Subscription Rights (although as noted above such an Eligible Account Holder will be required to recognize taxable gain as a result of the receipt of exercised Subscription Rights at the Adjusted Price Per Share), (ii) should have a basis in such Common Stock equal to the purchase price paid therefor increased by the basis, if any, of the Subscription Rights exercised (such an Eligible Account Holder's basis in the Subscription Rights should be equal to the amount of gain (and any additional income) recognized on the receipt (and exercise) of Subscription Rights), and (iii) should have a holding period in the Common Stock purchased pursuant to the exercise of Subscription Rights commencing on the date the Subscription Rights are exercised, which should be the Closing Date.

     Purchase of Common Stock by a Purchaser in His or Her Capacity as Other than an Eligible Account Holder. No income, gain or loss should be recognized by Supplemental Eligible Account Holders, Other Depositors, Eligible Employees and Trusts, or purchasers in the Community Offering, either as a result of having the opportunity to purchase shares of Common Stock in the Offering or as a result of the purchase of Common Stock in the Offering. Supplemental Eligible Account Holders, Other Depositors, Eligible Employees and Trusts, or purchasers in the Community Offering who purchase Common Stock in the Offering should have a basis in such stock equal to the purchase price thereof, and should have a holding period for such stock commencing on the day following the day on which the stock is purchased, which should be the day after the closing date. A purchaser of shares of Common Stock in the Offering may have a tax basis in such shares that is less than the tax basis that an Eligible Account Holder purchaser in the Subscription Offering might have.

     Individual Retirement Accounts. Those persons who are beneficial owners of IRA, Keogh or similar retirement accounts are not themselves Eligible Account Holders by virtue of having such accounts, but the account itself may be an Eligible Account Holder. Thus, the tax consequences of the receipt and exercise of Subscription Rights should be applicable to the IRAs and Keogh accounts themselves, and not the beneficial owners thereof. So long as such accounts are tax-exempt, under Section 408 of the Code (in the case of IRAs) or Section 501(a) of the Code (in the case of Keogh accounts), there should be no federal income tax consequences to the accounts resulting from receipt of Subscription Rights. In the case of an IRA, Keogh or similar retirement account established at Corry Savings, or the Bank, however, in order to subscribe for shares in the Offering, the beneficial owner first must authorize and direct such institution to transfer the account to a self-directed account at an independent trustee that permits the account to hold stock. Payment for the Common Stock under these circumstances should have no federal income tax consequences to the IRA or Keogh account or to the beneficial owner of such account. To the extent that the balance in an IRA or Keogh account is increased as a result of the exercise of Subscription Rights, additional income generally would be recognized upon the future withdrawal of such account balance.

CERTAIN PENNSYLVANIA INCOME TAX CONSEQUENCES OF THE OFFERING

     For Pennsylvania income tax purposes, the tax consequences of the Offering and the possible purchase by Eligible Account Holders of Common Stock pursuant to the Subscription Offering or the Community Offering are expected to be substantially similar to the federal income tax consequences.

REQUIRED REGULATORY APPROVALS AND CONSIDERATIONS AS TO THE MERGER AND OFFERING

     The Offering is subject to the receipt of a notice of non-objection from the FDIC pursuant to 12 C.F.R. (S) 303.15. The merger of Corry Savings into the Bank is also subject to approval of the Department under Pennsylvania law and regulations, and the FDIC pursuant to the Bank Merger Act. The Bank Merger Act requires that the FDIC take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve the merger if it would result in a monopoly or if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. Applicable regulations also require publication of notice of the application for approval of the merger and provide an opportunity for the public to comment on the application in writing and to request a hearing. The Bank Merger Act requires that any bank merger, including the merger of Corry Savings into the Bank, may not be consummated until the 15th day after approval under the Bank Merger Act, during which time the United States Department of Justice may challenge the merger on antitrust grounds.

     In addition, as a condition to their approvals of the applications relating to the Two-Tier Reorganization filed by the Bank, the Mutual Company and the Company, the FDIC, the FRB and the Department required that any future stock issuances by the Company be approved by such agencies. Accordingly, the issuance of Common Stock in connection with the Merger requires the approval of such agencies.

     The approvals described above do not constitute a recommendation or endorsement by the FDIC, the FRB or the Department of any of the proposed transactions contemplated by the Plan.

ACCOUNTING TREATMENT

     The Offering and Merger will be accounted for on a purchase accounting basis in accordance with generally accepted accounting principles. Under purchase accounting, the assets and liabilities of Corry Savings as of the Closing Date will be recorded at their respective fair values, and added to those of the Bank. Any excess of the fair market value of the assets of Corry Savings over the "purchase price" (i.e., the value of the stock issued to the Mutual Company) will be recorded as negative goodwill. The consolidated financial statements of the Company issued after consummation of the Merger and Offering will reflect these items.

TIME LIMITS ON COMPLETION OF THE OFFERING

     Applicable regulations governing mutual to stock conversion offerings require that the sale of the Common Stock offered in connection with the Offering be completed within 45 calendar days after the expiration of the Subscription Offering. In the event the sale of the Common Stock cannot be completed within the required 45-day period, one or more extensions of time to complete the sale of the Common Stock may be granted by the Department prior to the end of such 45-day period, but no single extension of time may exceed 90 days. No assurance can be given that an extension will be granted if requested. The Subscription Offering is scheduled to expire at _____ p.m., local time, on __________, 1998. Thus, unless extended by Corry Savings and the Bank with the approval of the Department, such sale must be completed by _______________, 1998.

     The Company will not issue the shares of Common Stock until all such shares (other than an insignificant residue) have been subscribed for or arrangements made to issue such shares to the Mutual Company. If this has not occurred within 45 days after the expiration of the Subscription Offering, unless such period is extended with the consent of the Department, all funds delivered to Corry Savings in the Subscription Offering and the Community Offering will be returned promptly to those who subscribed in the Subscription Offering and the Community Offering with interest, and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the expiration of the Subscription Offering is granted, Corry Savings will notify those who subscribed in the Subscription Offering and the Community Offering of the extension of time and of their rights, if any, to modify or rescind their subscriptions. No sales of shares may be completed, either in the Subscription Offering or the Community Offering, or otherwise, unless the Plan is approved by the depositors of Corry Savings.

EFFECT OF THE PROPOSED TRANSACTIONS ON ACCOUNT HOLDERS AND BORROWERS

     The Merger and the Offering will not change the amount or withdrawal rights of savings deposits. Thus, depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts. In addition, such accounts will continue to be insured by the FDIC up to the maximum amount authorized by federal law; however, persons who have deposit accounts at both the Bank and Corry Savings prior to the Offering will retain separate insurance coverage in those accounts only for a period of six months from the date of the closing of the Merger as if the institutions remained as separate entities, except in the case of certificate of deposit accounts that will mature more than six months thereafter--in which event separate insurance coverage will continue until the earliest maturity date. Thereafter, such separate insurance coverage will cease and those depositors' accounts will be insured up to the maximum amount permitted under federal law. Depositors whose insurance coverage is affected by the Merger will be notified in advance of any reduction in deposit insurance taking effect. The principal amount, interest rate, maturity date and other terms of Corry Savings' loans will continue under the same contractual terms as those prior to completion of the Merger.

VOTING RIGHTS

     At present, neither holders of withdrawable accounts nor borrowers at Corry Savings have voting rights in Corry Savings, except that the Plan requires the affirmative vote of a majority of depositors in connection with the Offering and Merger. Subsequent to the Merger, each person who has purchased Common Stock in the Offering or otherwise, as a holder of shares of Common Stock, will have exclusive rights to vote on any matters to be considered by the holders of Common Stock. A shareholder is entitled to one vote for each share of Common Stock owned (however, the Certificate of Incorporation of the Company provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit).

LIQUIDATION RIGHTS

     Currently, in the unlikely event of liquidation of Corry Savings, any assets remaining after satisfaction of all creditors' claims in full (including the claims of all depositors to the withdrawal value of their accounts) would be distributed pro rata among the depositors of Corry Savings, with the pro rata share of each being the same proportion of all such remaining assets as the withdrawal value of each depositor's account is to the total withdrawal value of all accounts in Corry Savings at the time of the liquidation.

     Upon consummation of the Merger, the Bank intends to increase the liquidation account that it currently maintains or establish a new liquidation account (in either case, the "Liquidation Account"), for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. The Liquidation Account will initially be established on the Bank's books in an amount equal to Corry Savings' net worth as of March 31, 1998. Each Eligible Account Holder and Supplemental Eligible Account Holder will receive an initial interest in the Liquidation Account (subaccount balance) which will be in the same proportion to the total Liquidation Account as the balance of the deposit at Corry Savings of each Eligible Account Holder and Supplemental Eligible Account Holder on the Eligibility Record Date and Supplemental Eligibility Record Date, respectively, was to the total of the deposits of all Eligible Account Holders and Supplemental Eligibility Record Date, respectively. Neither the total amount of the Liquidation Account nor an Eligible Account Holder's or Supplemental Eligible Account Holder's subaccount balance in the Liquidation Account will ever increase. The Liquidation Account will be maintained as an off-balance sheet "memorandum" account. The Bank may not pay any dividend that would reduce its equity to an amount that is less than the amount of the Liquidation Account.

     In addition, to the extent that Eligible Account Holders and Supplemental Eligible Account Holders are depositors of the Bank they will obtain liquidation rights in the Mutual Company on the same terms as other depositors of the Bank. However, any liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders in the Mutual Company may only be realized if, and to the extent that, such person's interest in the Liquidation Account of the Bank cannot be fully realized.

     If the amount on deposit at the Bank by any Eligible Account Holder or Supplemental Eligible Account Holder on any annual audit year closing date after the consummation of the Merger is less than the amount on deposit on the Eligibility Record Date or Supplemental Eligibility Record Date, respectively, or any subsequent annual audit year closing date, his subaccount balance in the Liquidation Account will be reduced by an amount proportionate to the reduction in the related deposit at the Bank and will not thereafter be increased despite any subsequent increase in the related deposit. In the unlikely event of liquidation of the Bank, the Bank's assets would first be applied against the claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). Any remaining assets would then be distributed pro rata to the persons who maintain an interest in the Bank's liquidation account in an amount equal to their subaccount balance before any distribution may be made to any holder of the Common Stock.

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER OF SHARES AFTER OFFERING

     All shares of Common Stock purchased in connection with the Offering by a director or an executive officer of Corry Savings will be subject to a restriction that the shares not be sold for a period of one year following the Offering, except in the event of the death of such director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of such shares other than as provided above is a violation of the restriction. Any shares of Common Stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to such restricted stock will be subject to the same restrictions.

INTERESTS OF CERTAIN PERSONS IN THE OFFERING

     The Bank intends to offer continued employment to all employees of Corry Savings as of the Effective Time at the salary levels in effect at the Effective Time. Employees of Corry Savings who continue employment with the Bank ("Continuing Employees") shall be eligible to participate in such employee benefit plans as may be in effect generally for employees of the Bank (the "the Bank Plans"). Continuing Employees shall generally be entitled to participate on the same basis as similarly situated employees of the Bank, except that Continuing Employees shall generally be entitled to full credit for each full year of service with Corry Savings for purposes of determining eligibility for participation and vesting, but not for benefit accruals

     The officers and trustees of Corry Savings will be permitted to participate in the Northwest Savings Bank and Northwest Bancorp, MHC Recognition and Retention Plan (the "Restricted Stock Plan"), and the Northwest

Savings Bank and the Northwest Bancorp, MHC Stock Option Plan (the "Option Plan"). The Board of Trustees of Corry Savings shall designate officers and trustees who shall receive in the aggregate (i) a number of shares of Common Stock, restricted by the terms of the Restricted Stock Plan, equal to 3% of the number of shares of Common Stock sold in the Offering, and (ii) pursuant to the Option Plan options to purchase a number of shares of the Common Stock equal to 10% of the number of shares of Common Stock sold in the Offering, at an exercise price equal to the fair market value of the Common Stock at the time the options are awarded. If sufficient shares or options to satisfy the awards set forth above under (i) and (ii) are not then available under such plans, the Bank intends to amend such plans, or to adopt an additional restricted stock plan and stock option plan, to permit such awards to be made. Any additional restricted stock or stock option plans shall be established in accordance with rules and policy of the Department and the FDIC. In addition, the Bank's ESOP or other tax qualified employee plans intend to subscribe for 7% of the shares of Common Stock sold in the Offering and Continuing Employees shall not be entitled to credit for prior service with Corry Savings for any purpose but shall be eligible for participation in the tax-qualified employee plans on the same basis as new employees of the Bank. Participation by Continuing Employees in employee benefit plans of the Bank with respect to which eligibility and participation is at the discretion of the employer shall be discretionary with such employer.

     The Bank will honor the written employment agreement of Vicki L. Stec. Any other full-time employee of Corry Savings as of the Effective Time who is terminated by the Bank within one year following the completion of the Merger without cause (as defined in the Agreement), except in the case of voluntary resignation, disability or death, shall be entitled to severance benefits equal to one week's salary for each year of service to Corry Savings as of the date of termination, up to a maximum of 18 weeks.

     Each member of the Board of Trustees of Corry as of the date of the Agreement is entitled to serve on an Advisory Board to the Board of Directors of the Bank. The non-employee Advisory Directors shall receive an annual fee no less than the annual fee paid to such persons as trustees of Corry as of the date of the Agreement. The Advisory Board will meet monthly.

THE AGREEMENT

     General. The Bank and Corry Savings are parties to the Agreement, dated as of June 19, 1997, pursuant to which Corry Savings will merge with and into the Bank with the Bank as the surviving institution. The Agreement contains certain agreements between the Bank and Corry Savings relating to the Merger and Offering, and certain related provisions.

     Indemnification. The Agreement provides that all rights to indemnification existing at the time of the Agreement in favor of the trustees, officers, employees and agents of Corry Savings as provided under applicable law or in its charter, bylaws, indemnification agreements or otherwise with respect to matters occurring prior to the Effective Time shall survive the Merger and continue in full force and effect until the applicable statute of limitations has expired. Thereafter, such persons shall be indemnified to the extent permitted by the Bank's charter and bylaws. In the event of any claim or litigation giving rise to such indemnification, the Agreement provides that the Bank will provide the indemnified party with reasonable access to all documents and other information relating to the subject matter of the litigation and will reasonably cooperate in the defense of such litigation. An employee, agent, trustee or officer of Corry Savings seeking indemnification pursuant to the provisions of Corry Savings' articles of incorporation or bylaws shall be entitled to have the resolution of any dispute regarding the right to and the extent of the indemnification, including the right to the advancement of or the reimbursement of legal fees and expenses related to such claim or litigation, resolved by an arbitrator selected by the Bank and the indemnified party.

     Termination. The Agreement may be terminated and the Merger abandoned at any time before the Closing Date, whether before or after the approval or adoption of the Agreement by the depositors of Corry:

     (a) By mutual written consent of the Board of Directors of the Bank and Board of Trustees of Corry;

     (b) By the written notice from the Bank to Corry if: (i) any condition to the Bank's obligations becomes impossible to substantially satisfy at any time or has not been substantially satisfied or waived in writing; or (ii) any condition to the obligations of the Bank and Corry Savings becomes impossible to substantially satisfy at any time or has not been substantially satisfied or waived in writing, provided, however, the Bank shall not have the right to terminate the Agreement pursuant to this clause if any required governmental approval was not received due to the failure of the Bank to perform or observe the covenants and agreements set forth in the Agreement; or (iii) any Corry Savings' warranty or representation shall be untrue or incorrect in any material respect and such breach has not been cured within 30 days following receipt by Corry Savings of written notice of such discovery; (iv) Corry Savings shall have breached one or more provisions of the Agreement in any material respect and such breach has not been cured within 30 days following receipt by Corry Savings of written notice of such breach; or

     (c) By written notice from Corry Savings to the Bank, which has been approved by the Board of Trustees of Corry, if: (i) any condition to Corry Savings obligations becomes impossible to substantially satisfy and has not been substantially satisfied or waived in writing; or (ii) any condition to the obligations of the Bank or Corry becomes impossible to substantially satisfy at any time or has not been substantially satisfied or waived in writing, provided, however, Corry shall not have the right to terminate this Agreement pursuant to this clause if any required governmental approval was not received due to the failure of Corry Savings to perform or observe the covenants and agreements set forth in the Agreement; or (iii) any of the Bank's warranties or representations shall be untrue or incorrect in any material respect and such breach has not been cured within 30 days following receipt by Northwest of written notice of such discovery; or (iv) the Bank shall have breached one or more provisions of the Agreement in any material respect and such breach has not been cured within 30 days following receipt by the Bank of written notice of such breach.

     (d) By the Board of Directors of the Bank if the Board of Trustees of Corry shall not recommend, or shall withdraw or modify in a manner adverse to the Bank, its recommendation to Corry Savings' depositors to approve the Agreement.

     (e) By the Board of Directors of the Bank or Board of Trustees of Corry at any time if the depositors of Corry Savings have not approved the Agreement by the requisite affirmative vote.

     (f) By the Board of Directors of the Bank or Board of Trustees of Corry if the Merger has not been consummated on or before March 31, 1998.

     In the event of termination of the Agreement by either Corry Savings or the Bank, the Agreement shall become void, and there shall be no liability or obligation on the part of the Bank or Corry or their respective officers, trustees or directors except with respect, generally, to provisions relating to confidentiality and expenses.

     Expenses. The Agreement provides that all expenses incurred by the Bank and Corry in connection with or related to the authorization, preparation and execution of the Agreement, the solicitation of any required depositor approvals and all other matters related to the closing of the transactions contemplated thereby, including all fees and expenses of agents, representatives, counsel and accountants employed by either such party or its affiliates, shall be borne solely and entirely by the party that has incurred the same. If the Offering is completed all expenses will be netted against the proceeds of the Offering.

            INDEMNIFICATION OF THE COMPANY'S OFFICERS AND DIRECTORS
                          AND LIMITATION OF LIABILITY

     General. Certain provisions of the Company's Articles of Incorporation seek to ensure that directors are able to exercise their best business judgment in managing corporate affairs, subject to their continuing fiduciary duties, and are not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the responsibilities of directors and officers often requires them to make difficult decisions which can expose such persons to personal liability, but from which they will acquire no personal benefit (other than as stockholders). In recent years, litigation against corporations and their directors and officers, often amounting to mere

"second guessing" of good-faith judgments and involving no allegations of personal wrongdoing, has become common. Such litigation often claims damages in large amounts which bear no relationship to the amount of compensation received by the directors or officers, particularly in the case of directors who are not officers of the corporation, and the expense of defending such litigation, regardless of whether it is well founded, can be enormous. Individual directors and officers can seldom bear either the legal defense costs involved or the risk of a large judgment.

     In order to attract and retain competent and conscientious directors and officers in the face of these potentially serious risks, corporations have historically provided for corporate indemnification and limitation of liability in their articles of incorporation or bylaws, and have obtained liability insurance protecting the company and its directors and officers against the cost of litigation and related expenses. Such indemnification and limitation of liability provisions may also benefit stockholders who indirectly assume the expense of litigation and directors and officers liability insurance. The Company currently has insurance coverage for its directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the following provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, Federal banking regulations restrict the Bank or the Company from indemnifying officers and directors for civil monetary penalties or judgments resulting from administrative or civil actions instituted by any Federal banking agency, or any other liability or legal expense with regard to any administrative proceeding or civil action instituted by any Federal banking agency, which results in a final order or settlement pursuant to which such person is assessed a civil monetary penalty, removed from office or prohibited from participating in the conduct of the affairs of an insured depository institution, or required to cease and desist from or take certain actions.

     Limitation of Liability under the Company's Articles of Incorporation. The Company's Articles of Incorporation provide that the personal liability of a director or officer of the Company for monetary damages shall be eliminated to the fullest extent permitted by the Business Corporation Law of 1988, as amended, of the Commonwealth of Pennsylvania (the "BCL") as it exists on the effective date of the Articles of Incorporation or as such law may be thereafter in effect. The Articles of Incorporation also state that in no event shall a director be personally liable for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This latter provision regarding limitation of a director's personal liability is specifically permitted by Pennsylvania law. These provisions may reduce the likelihood of derivative litigation against directors and discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have been beneficial to the Company and its stockholders. The provisions will not, however, affect the right to pursue equitable remedies for breach of the duty of care, although such remedies might not be available as a practical matter. Federal banking and securities laws may limit the effect of such limitation of liability provisions.

     Indemnification Provisions of the Company's Bylaws. The Company's Bylaws provide that the Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a representative of another entity, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Bylaws further provide that the Company shall not be liable for any amounts which may be due to any such person in connection with a settlement of any action or proceeding initiated by any such person (other than an action or proceeding to enforce rights to indemnification hereunder).

     As regards derivative and corporate actions, the Company's Bylaws provide that the Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a representative of another entity, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company. The Bylaws further provide that no indemnification shall be made under such provisions of the Bylaws in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the Company unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the Company is located or the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

     Unless ordered by a court, any indemnification described above shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the representative is proper in the circumstances because he has met the applicable standard of conduct set forth above. The determination shall be made: (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; (2) if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the stockholders.

     The Bylaws provide that expenses (including attorneys' fees) incurred in defending any action or proceeding referred to above shall be paid by the Company in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the Company.

     The duties of the Company to indemnify and to advance expenses to a director or officer are in the nature of a contract between the Company and each such person, and no amendment or repeal of any provision of the Bylaws may alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

                        CERTAIN ANTITAKEOVER PROVISIONS

     Introduction. A number of provisions of the Articles of Incorporation and Bylaws of the Company deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain of these provisions and certain other statutory and regulatory provisions relating to stock ownership and transfers, and business combinations. Some of these provisions may be deemed to have potential anti-takeover effects in that they may have the effect of discouraging a future takeover attempt or change of control which is not approved by the Board of Directors but which a majority of individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management more difficult.

     Issuance of Capital Stock. The Articles of Incorporation of the Company authorizes the issuance of 100,000,000 shares of Common Stock, par value $.10 per share, and 10,000,000 shares of serial preferred stock. The Company has adopted no plan or agreement to issue additional shares of stock at this time, other than in the Offering and upon the exercise of stock options. If additional authorized but unissued shares of Common Stock are issued in the future, the percentage ownership interests of existing stockholders would be reduced and, depending on the terms pursuant to which new shares are issued, the book value and earnings per share of outstanding Common Stock might be diluted. Moreover, such additional share issuances could be construed as having an anti-takeover effect. The ability to issue additional shares gives management greater flexibility in financing corporate operations. Under Pennsylvania law, as long as the Mutual Company is in existence it must own at least a majority of the outstanding voting stock of the Company. Accordingly, Pennsylvania law would not permit the Company to issue shares of voting stock if after such issuance stockholders other than the Mutual Company would own more than a majority of the Company's outstanding voting stock.

     Special Meetings of Stockholders. The Articles of Incorporation of the Company provide that special meetings of the stockholders of the Company may be called only by the Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of directors then in office.

     Cumulative Voting. The Company's Articles of Incorporation do not provide for cumulative voting. The absence of cumulative voting rights means that the holders of a majority of the shares voted at a meeting of stockholders may elect all directors of the Company thereby precluding minority stockholder representation on the Board of Directors.

     Number and Term of Directors; Classified Board of Directors. The Company's Bylaws provide that the Board of Directors shall consist of between 5 and 15 members, the exact number to be determined by the Board of Directors. The Board of Directors of the Company has set the number of directors at 10 persons. Although the Company has no present intention of reducing its number of directors below its present number of members, the Board of Directors believes that the ability to reduce the number of directors will result in greater flexibility in the event of vacancies on the current Board.

     The Company's Articles of Incorporation provides for a classified board of directors, consisting of three classes of directors, each serving for a three year term, with the term of each class of directors ending in successive years. Directors may be removed only for cause.

     Presentation of New Business at Meetings of Stockholders. The Company's Bylaws provide that any stockholder entitled to vote generally in an election of directors may nominate one or more persons for election as directors at a meeting, and, if properly brought, may bring other business before an annual meeting of the Company. For nominations or other business to be properly brought before an annual meeting, written notice of such stockholder's intent must be given not later than (i) 90 days prior to the anniversary date of the mailing of proxy materials by the Company in connection with the immediately preceding annual meeting of stockholders of the Company or, in the case of the first annual meeting of stockholders of the Company following the Two-Tier Reorganization, ninety days prior to the anniversary date of the mailing of proxy materials by the Bank in connection with the immediately preceding annual meeting of the Bank prior to such acquisition, and (ii) with respect to a nomination relating to an election of directors at a special meeting of stockholders, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. The Company's Bylaws specify further procedural requirements that must be satisfied for notice to be properly given.

     Mutual Company Ownership. So long as the Mutual Company is in existence, the Mutual Company must own at least a majority of the outstanding voting stock of the Company. The Mutual Company currently is able to elect directors and direct the affairs and business operations of the Company.

     Limitation on Voting Rights. The Articles of incorporation of the Company provide that no person other than the Mutual Company shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of any equity security of the Company. In the event shares are acquired in violation of this provision, all shares beneficially owned by any person in excess of 10% shall be considered "excess shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to the stockholders for a vote.

           SUBSCRIPTIONS BY MANAGEMENT AND TRUSTEES OF CORRY SAVINGS

     The following table sets forth the number of shares of Common Stock for which Corry Savings' executive officers and trustees, individually and as a group, are expected to subscribe. The table assumes that sufficient shares will be available to satisfy their subscriptions.

                                                                         Total Subscriptions
                                                              Total      as a Percentage of
                                                            Amount of      the Maximum of
Name                                    Total Shares*     Subscriptions  the Valuation Range
------------------------------------  ------------------  -------------  --------------------

Vicki L. Stec,  President
    and Chief Executive Officer                    1,961        $30,000                    *
Frederick D. Davids, Trustee                         327          5,000                    *
Olin C. Capwell, Trustee                             654         10,000                    *
William A. Nichols, Trustee                          327          5,000                    *
David A. Johnson, Trustee                            327          5,000                    *
Executive Officers and Trustees as
    a group (5 persons)                            3,596         55,000                  1.0%
------------------

*Total shares assumes that all shares are purchased at the Adjusted Price Per Share, which is assumed to be $15.30 (i.e., 90% of the Northwest Savings Bank last sale price on April 2, 1998).

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

GENERAL

     The Company is authorized to issue capital stock consisting of 100,000,000 shares of common stock, par value $.10 per share ("Common Stock"), and 10,000,000 shares of preferred stock, which may be issued in series and classes having such rights, preferences, privileges and restrictions as the Company's Board of Directors may determine. Each share of Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. The Board of Directors of the Company is authorized to approve the issuance of Common Stock up to the amount authorized by the Articles of Incorporation without the approval of the

Company's stockholders. A majority of the issued and outstanding voting stock of the Company must be held at all time by the Mutual Company. THE COMMON STOCK REPRESENTS NONWITHDRAWABLE CAPITAL, IS NOT AN ACCOUNT OF AN INSURABLE TYPE, AND IS NOT INSURED BY THE FDIC, THE SAIF OR ANY OTHER GOVERNMENT AGENCY. THE COMMON STOCK IS NOT GUARANTEED BY THE COMPANY OR THE BANK. Upon payment of the purchase price for the shares of Common Stock issued in the Offering, all such shares will be fully-paid, duly issued and nonassessable.

COMMON STOCK

     Voting Rights. The holders of the Common Stock possess exclusive voting rights in the Company, except to the extent that shares of serial preferred stock issued in the future may have voting rights. Each holder of the Common Stock is entitled to one vote for each share held, except that the Articles of Incorporation eliminates voting rights with respect to those shares that are beneficially owned by any person in excess of 10% of the Common Stock then outstanding excluding the Mutual Company and tax-qualified employee benefit plans. Stockholders will not be permitted to cumulate their votes in the election of directors.

     Dividends. The holders of the Common Stock will be entitled to receive and to share equally in such dividends as may be declared by the Board of Directors out of funds legally available therefor.

     Liquidation. In the unlikely event of any liquidation, dissolution, or winding up of the Company, the holders of Common Stock (and the holders of any class or series of stock entitled to participate with the Common Stock in the distribution of assets) will be entitled to receive all assets of the Company available for distribution in cash or in kind after the payment of all debts and liabilities, the satisfaction of obligations to depositors having an interest in any liquidation account maintained by the Bank, and the payment of any accrued dividend claims. If the Company issues preferred stock, the holders thereof may also have priority over the holders of the Common Stock in the event of liquidation or dissolution.

     Preemptive Rights; Redemption. Holders of the Common Stock will not be entitled to preemptive rights with respect to any additional shares which may be issued except that under current Pennsylvania law and policy, persons who are depositors of the Bank at the time of any subsequent stock offering may be entitled to receive preemptive rights to purchase stock in such offering. The Common Stock is not subject to call for redemption. If the Company determined to issue authorized but unissued shares in the future to persons other than, or in addition to the existing stockholders, the interests of existing stockholders would be diluted to the extent of the additional issuance.

SERIAL PREFERRED STOCK

     None of the 10,000,000 authorized shares of serial preferred stock of the Company will be issued in the Offering. The Board of directors is authorized, without stockholder approval, to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares. If and when issued, the serial preferred stock may rank senior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full, limited or no voting rights. Accordingly, the issuance of preferred stock could adversely affect the voting and other rights of holders of Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Bank and subsidiaries as of June 30, 1997 and 1996 and for each of the years in the three year period ended June 30, 1997, incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, Independent Certified Public Accountants, which report is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The Independent Appraiser has consented to the publication herein of the summary of its report to Corry Savings setting forth its opinion as to the estimated pro forma market value of Corry Savings as an entity merged with and into the Bank and its opinion with respect to subscription rights.

                                LEGAL OPINIONS

     The legality of the Common Stock will be passed upon for Corry Savings and the Bank by Luse Lehman Gorman Pomerenk & Schick, P.C., Washington, D.C., special counsel to the Bank. KPMG Peat Marwick LLP, Independent Certified Public Accountants will pass upon the federal income tax consequences of the Offering.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC are incorporated in this Prospectus by reference:

     1. The Bank's Annual Report on Form 10-K for the year ended June 30, 1997 (filed on November 4, 1997 as an exhibit to the Company's Registration Statement on Form S-4).

     2. The Bank's Annual Report to Shareholders for the fiscal year ended June 30, 1997 (the "1997 Annual Report") (filed on November 4, 1997 as an exhibit to the Company's Registration Statement on Form S-4).

     3. The Bank's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997 (filed on February 20, 1998 as an exhibit to the Company's Registration Statement on Form S-8).

     4. The Bank's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997 (filed on February 20, 1998 as an exhibit to the Company's Registration Statement on Form S-8).

     5. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997.

     6. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997.

     7. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

     8. All documents filed by the Company subsequent to the date hereof pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated herein by reference (except exhibits thereto). Such requests, in writing or by telephone, should be directed to:
Gregory C. LaRocca, Secretary, Northwest Bancorp, Inc., Liberty and Second Streets, Warren, Pennsylvania, 16365-2353, (814) 726-2140.

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by Northwest Bancorp, Inc., Northwest Savings Bank, or Corry Savings Bank. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Northwest Bancorp, Inc. or Northwest Savings Bank since any of the dates as of which information is furnished herein or since the date hereof.

                           -------------------------

                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Available Information.......................................................
Incorporation of Certain Information by Reference...........................
Summary.....................................................................
Special Considerations......................................................
Northwest Bancorp, Inc. and Subsidiaries Selected Financial
  and Other Data............................................................
Northwest Savings Bank......................................................
Use of Proceeds.............................................................
Market Information..........................................................
Dividend Policy.............................................................
Capitalization..............................................................
Pro Forma Data..............................................................
The Offering and Merger.....................................................
Subscriptions by Management and Trustees....................................
  of Corry Savings Bank.....................................................
Description of Capital Stock of the Company.................................
Experts.....................................................................
Legal Opinions..............................................................

                            -----------------------







                                108,460 SHARES
                             (ANTICIPATED MAXIMUM)


                            NORTHWEST BANCORP, INC.



                                 COMMON STOCK
                           PAR VALUE $.10 PER SHARE


                        ------------------------------

                                  PROSPECTUS

                        ------------------------------



                              ____________, 1998

                PART II:  INFORMATION NOT REQUIRED IN PROSPECTUS

             ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                                                   Amount
                                                                   ------
   *    Legal Fees and Expenses.................................  $110,000
   *    Printing and Mailing....................................    50,000
   *    Accounting Fees and Expenses............................    35,000
   *    Appraisal Fees and Expenses.............................    17,000
   *    EDGARization Fees.......................................    10,000
   *    Data Processing Fees....................................    10,000
   *    Filing Fees.............................................     2,000
        Nasdaq Listing Fee......................................     2,500
   *    Other Expenses..........................................    15,000
                                                                  --------
   *    Total...................................................  $250,000
                                                                  ========

----------
*  Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     ARTICLE VI of the Bylaws of Northwest Bancorp, Inc. (the "Corporation") provides for indemnification of directors and officers of the Company as follows:

          6.1  THIRD PARTY ACTIONS. The Corporation shall indemnify any person
               -------------------
     who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, provided that the Corporation shall not be liable for any amounts which may be due to any such person in connection with a settlement of any action or proceeding effected without its prior written consent or any action or proceeding initiated by any such person (other than an action or proceeding to enforce rights to indemnification hereunder).

          6.2  DERIVATIVE AND CORPORATE ACTIONS. The Corporation shall indemnify
               --------------------------------
     any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, provided that the Corporation shall not be liable for any amounts which may be due to any such person in connection with a settlement of any action or proceeding affected without its prior written consent. Indemnification shall not be made under this Section 6.2 in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the Corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the Corporation is located or the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

          6.3  MANDATORY INDEMNIFICATION. To the extent that a representative of
               -------------------------
     the Corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 6.1 or Section 6.2 or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          6.4  PROCEDURE FOR EFFECTING INDEMNIFICATION. Unless ordered by a
               ---------------------------------------
     court, any indemnification under Section 6.1 or Section 6.2 shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the representative is proper in the circumstances because he has met the applicable standard of conduct set forth in those sections. The determination shall be made:

          (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding;

          (2) if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

          (3)  by the stockholders.

          6.5  ADVANCING EXPENSES. Expenses (including attorneys' fees)
               ------------------
     incurred in defending any action or proceeding referred to in this Article VI shall be paid by the Corporation in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VI or otherwise.

          6.6  INSURANCE. The Corporation shall have the power to purchase and
               ---------
     maintain insurance on behalf of any person who is or was a representative of the Corporation or is or was serving at the request of the Corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against that liability under the provisions of this Article VI.

          6.7  MODIFICATION. The duties of the Corporation to indemnify and to
               ------------
     advance expenses to a director or officer provided in this Article VI shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article VI shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

     ARTICLE VIII of the Corporation's Articles of Incorporation provides for the limitation of liability of directors and officers of the Company as follows:

          A. PERSONAL LIABILITY FOR MONETARY DAMAGES. The personal liabilities of the directors and officers of the Corporation for monetary damages for conduct in their capacities as such shall be eliminated to the fullest extent permitted by the BCL as it exists on the effective date of these Articles of Incorporation or as such law may be thereafter in effect, and in no event shall a director be personally liable, as such, for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This section A of Article VIII shall not apply to the responsibility or liability of a director pursuant to any criminal statute, or the liability of a director for the payment of taxes pursuant to Federal, State, or local law.

          B. AMENDMENTS. No amendment, modification or repeal of this Article VIII, nor the adoption of a provision of these Articles of Incorporation inconsistent with this Article VIII, shall adversely affect the rights provided hereby with respect to any claim, issue or matter in any proceeding that is based in any respect on any alleged action or failure to act prior to such amendment, modification, repeal or adoption.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES:

     The exhibits and financial statement schedules filed as part of this registration statement are as follows:

     (a)  LIST OF EXHIBITS

     The list of exhibits immediately preceeds the exhibits filed as part of this registration statement.

     (b)  FINANCIAL STATEMENT SCHEDULES

     No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution;

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering;

     (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering;

     (4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report. to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information;

     (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

     (7)(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

     (7)(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     Pursuant to the requirements of the Securities Act of 1933, Northwest Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Warren, Pennsylvania, on the 10th day of June, 1998.

                                       NORTHWEST BANCORP, INC.



                                       By:  /s/ John O. Hanna
                                           ----------------------------------
                                            John O. Hanna, President and
                                            Chief Executive Officer

     We, the undersigned Directors of Northwest Bancorp, Inc. (the "Company") hereby severally constitute and appoint John O. Hanna as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said John O. Hanna may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-3 relating to the offering of the Company's Common Securities, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said John O. Hanna shall do or cause to be done by virtue thereof.

                            NORTHWEST BANCORP, INC.

By:    /s/ John O. Hanna                            By:    /s/ William J. Wagner
       ------------------------------------------          -----------------------------------------
       John O. Hanna, President, Chief                     William J. Wagner, Executive Vice
       Executive Officer and Director                      President, Chief Financial Officer, Chief
       (Principal Executive Officer)                       Operating Officer and Director
                                                           (Principal Financial and Accounting Officer)

Date:  June 10, 1998                                Date:  June 10, 1998


By:    /s/ Richard L. Carr                          By:    /s/ Thomas K. Creal, III
       ------------------------------------------          -----------------------------------------
       Richard L. Carr, Director                           Thomas K. Creal, III, Director

Date:  June 10, 1998                                Date:  June 10, 1998


By:    /s/ John J. Doyle                            By:    /s/ Robert G. Ferrier
       ------------------------------------------          -----------------------------------------
       John J. Doyle, Director                             Robert G. Ferrier,  Director

Date:  June 10, 1998                                Date:  June 10, 1998


By:    /s/ Richard E. McDowell                      By:    /s/ Joseph T. Stadler
       ------------------------------------------          -----------------------------------------
       Richard E. McDowell, Director                       Joseph T. Stadler, Director

Date:  June 10, 1998                                Date:  June 10, 1998


By:    /s/ Walter J. Yahn                           By:    /s/ John S. Young
       ------------------------------------------          -----------------------------------------
       Walter J. Yahn, Director                            John S. Young, Director

Date:  June 10, 1998                                Date:  June 10, 1998

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 15, 1998
                                                   REGISTRATION NO. 333-_____
===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             --------------------


                                    EXHIBITS
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-3


                             --------------------








                            NORTHWEST BANCORP, INC.







================================================================================

                                 EXHIBIT INDEX


 2.1 Agreement and Plan of Merger Between Northwest Savings Bank and Corry Savings Bank

 2.2    Corry Savings Bank Plan of Merger and Stock Issuance Plan

 4      Form of Common Stock of Northwest Bancorp, Inc.*

 5.1 Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. as to the legality of the securities being issued.

 8.1    Tax Opinion of KPMG Peat Marwick LLP***

23.1    Consent of KPMG Peat Marwick LLP

23.2    Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (set forth in
        Exhibit 5.1)

24 Power of attorney (set forth on the signature pages to this Registration Statement)

27      Financial Data Schedules**

99.1    Proxy Statement for depositors of Corry Savings Bank

99.2    Stock Order Form

----------
* Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-31687) previously filed with the Securities and Exchange Commission on July 21, 1997, as amended October 9, 1997 and November 4, 1997.

** Previously filed with the Securities and Exchange Commission on July 21, 1997, November 13, 1997, February 13, 1998 and May 15, 1998. Such
     documents are incorporated herein by reference pursuant to Rule 601 of Regulation S-K.

***  To be filed supplementally or by amendment.